Exhibit 99.1

ANNUAL INFORMATION FORM

Fiscal Year Ended March 31, 2017

June 29, 2017

TABLE OF CONTENTS

Basis of Presentation	1
Market and Industry Data	1
Cautionary Note Regarding Forward-Looking Statements	1
Corporate Structure	2
General Development of the Corporation	3
Description of the Business	6
Risk Factors	15
Dividends	30
Description of Our Share Capital	30
Market for Our Securities	32
Directors and Officers	33
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	37
Legal Proceedings and Regulatory Actions	38
Interest of Management and Others in Material Transactions	38
Escrowed Securities	38
Transfer Agents and Registrars	39
Material Contracts	39
Interest of Experts	39
Report on Audit Committee	39
Additional Information	42
Schedule “A” Charter of the Audit Committee of the Board of Directors	A-1

Basis of Presentation

As used in this annual information form (“AIF”), unless the context otherwise requires, references to “Neptune”, the “Corporation”, “we”, “us”, “our” or similar expressions refer to Neptune Technologies & Bioressources Inc. and its subsidiaries, references to “Acasti” refer to Acasti Pharma Inc. and references to “Biodroga” refer to Biodroga Nutraceuticals Inc. and, as applicable, its predecessor, Biodroga Inc.

Unless otherwise noted, in this AIF, all information is presented as of March 31, 2017. All references in this AIF to “dollars”, “CDN$” and “$” refer to Canadian dollars and references to “US$” refer to United States dollars, unless otherwise expressly stated.

References in this AIF to our fiscal year refer to the fiscal year ended February 29 or, as applicable, March 31 in the specified year. For example, references to “Fiscal 2017” refer to our fiscal year ended March 31, 2017.

We have proprietary rights to a number of company names, product names, trade names and trademarks used in this AIF that are important to our business, including, without limitation, NEPTUNE WELLNESS SOLUTIONS TM, NKO®, NKO Beat™, NKO Flex™, NKO Focus™, OCEANO3™, NKA™ and Asta-Guard®. We may omit the registered trademark (®) and trademark (™) symbols and any other related symbols for such trademarks and all related trademarks, including those related to specific products or services, when used in this AIF.

Market and Industry Data

Market data and certain industry data and forecasts included in this AIF were obtained or derived from internal company surveys, market research, publicly available information, reports of governmental agencies and industry publications and surveys. We have relied upon industry publications as our primary sources for third-party industry data and forecasts. Industry surveys, publications and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon management’s knowledge of the industry, have not been independently verified. By their nature, forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not know what assumptions regarding general economic growth were used in preparing the forecasts cited in this AIF. While we are not aware of any misstatements regarding Neptune’s industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” and elsewhere in this AIF. While we believe our internal business research is reliable and market definitions are appropriate, neither such research nor definitions have been verified by any independent source. This AIF may only be used for the purpose for which it has been published.

Cautionary Note Regarding Forward-Looking Statements

This AIF contains certain information that may constitute forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. federal securities laws, both of which we refer to as forward-looking statements, including, without limitation, statements relating to certain expectations, projections, new or improved product introductions, market expansion efforts, and other information related to our business strategy and future plans. Forward-looking statements can, but may not always, be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “assumes”, “goal”, “likely” and similar references to future periods or the negatives of these words and expressions and by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect us, our customers and our industries. Although the Corporation and management believe that the expectations reflected in such forward-looking statements are reasonable and based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements.

1

Undue reliance should not be placed on forward-looking statements. Actual results and developments are likely to differ, and may differ materially, from those anticipated by us and expressed or implied by the forward-looking statements contained in this AIF. Such statements are based on a number of assumptions and risks which may prove to be incorrect, including, without limitation, assumptions about: the performance of our production facility; our ability to maintain customer relationships and demand for our products; the overall business and economic conditions; the potential financial opportunity of our addressable markets; the competitive environment; the protection of our current and future intellectual property rights; our ability to recruit and retain the services of our key personnel; our ability to develop commercially viable products; our ability to pursue new business opportunities such as medical cannabis oil production and joint ventures in China; our ability to obtain additional financing on reasonable terms or at all; our ability to integrate our acquisitions and generate synergies; and the impact of new laws and regulations in Canada, the United States or any other jurisdiction where we are currently doing business or intend to do business.

Many factors could cause our actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by forward-looking statements, including, without limitation, the factors discussed under “Risk Factors”.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those expressly or impliedly expected or estimated in such statements. Shareholders and investors should not place undue reliance on forward-looking statements as the plans, intentions or expectations upon which they are based might not occur. Although the Corporation cautions that the foregoing list of risk factors, as well as those risk factors presented under the heading “Risk Factors” and elsewhere in this AIF, are not exhaustive, shareholders and investors should carefully consider them and the uncertainties they represent and the risks they entail. The forward-looking statements contained in this AIF are expressly qualified by this cautionary statement. Unless otherwise indicated, forward-looking statements in this AIF describe our expectations as of the date of this AIF and, accordingly, are subject to change after such date. We do not undertake to update or revise any forward-looking statements for any reason, except as required by applicable securities laws.

Corporate Structure

Name, Address and Incorporation

Neptune was incorporated under Part IA of the Companies Act (Québec) on October 9, 1998 and is now governed by the Business Corporations Act (Québec). Neptune’s head office and registered office is located at 545 Promenade du Centropolis, Suite 100, Laval, Québec, Canada, H7T 0A3 and its website address is www.neptunecorp.com. The common shares of Neptune (“Common Shares”) are listed and posted for trading on the Toronto Stock Exchange (“TSX”) and on NASDAQ Stock Market under the symbol “NEPT”.

Since its incorporation, Neptune has amended its articles on numerous occasions. The Corporation first amended its articles on May 30, 2000 to convert its then issued and outstanding shares into newly-created classes of shares. The Corporation’s articles were also amended on May 31, 2000 to create Series A Preferred Shares. On August 29, 2000, the Corporation converted all its issued and outstanding Class A shares into Class B subordinate shares. On September 25, 2000, the Corporation further amended its share capital to eliminate its Class A shares and converted its Class B subordinate shares into Common Shares. On November 1, 2013, the Corporation amended its articles of incorporation to reflect certain changes to items relating to board matters.

Intercorporate Relationships

The activities of Neptune are conducted either directly or through its subsidiaries. The table below lists the principal subsidiaries of Neptune as at March 31, 2017, as well as their jurisdiction of organization and the percentage held by Neptune in each of them.

Name	Jurisdiction of Organization	Percentage Held by Neptune
Acasti Pharma Inc.	Québec	34%
Biodroga Nutraceuticals Inc.	Québec	100%

2

Acasti is a public company whose class A shares (“Acasti Common Shares”) are listed and posted for trading on the TSX Venture Exchange and on the NASDAQ Stock Market under the symbol “ACST”. It is an emerging biopharmaceutical company focused on the research, development and commercialization of a prescription drug candidate using omega-3 fatty acids derived from krill oil, CaPre®, for the treatment of severe hypertriglyceridemia, a condition characterized by abnormally high levels of triglycerides in the bloodstream. As at March 31, 2017, Neptune owned 5,064,694 Acasti Common Shares, representing 34.44% of Acasti Common Shares issued and outstanding and of the voting rights attached to Acasti’s securities, and warrants entitling Neptune to purchase up to 59,250 additional Acasti Common Shares.

Biodroga Inc. was acquired by Neptune on January 7, 2016, and on March 1, 2016, it was amalgamated with an inactive subsidiary of Neptune, NeuroBioPharm Inc. (“NeuroBio”), and became Biodroga Nutraceutical Inc.

General Development of the Corporation

Fiscal Year Ended February 28, 2015

Resumed Operations & Organizational Changes

In Fiscal 2015, we resumed our operations at our manufacturing facility, located in Sherbrooke, Québec. The facility features robust safety measures intended to ensure the wellbeing of employees and equipment, which allows for enhanced manufacturing practices. The design of our facility allows for a future expansion at a reasonable cost or the addition of new equipements for site diversification purposes. In addition to the manufacturing facility, we also opened a laboratory, which allows us to conduct research, new product development, and quality control analysis in-house.

During the same period, we initiated important changes to our managament and organisational structure and appointed industry veterans such as Mr. Pierre Fitzgibbon, as Chairman of the Board, and Mr. Jim Hamilton, as President and Chief Executive Officer.

Cross-Border Public Offering & Private Placement

On March 5, 2014, we announced the closing of a public offering of 10,000,000 Common Shares at a price of US$2.50 per Common Share for gross proceeds of US$28.75 million. On March 6, 2014, the syndicate of underwriters led by of Echelon Wealth Partners (previously Euro Pacific Canada Inc.) and Roth Capital Partners, LLC, and National Securities Corporation acting as lead manager, exercised in full the over-allotment option granted to the underwriters under the offering to purchase an additional 1,500,000 Common Shares at a price of US$2.50 per Common Share.

On April 4, 2014, we announced the closing of a private placement of CAD$2,503,320 of Common Shares at a price of CAD$2.76 per share, resulting in a total of 907,000 Common Shares being issued. The Common Shares were all qualified under the Québec Stock Savings Plan II (“QSSP II”) and were issued to The Fiera Capital QSSP II Investment Fund Inc. and Cote 100 Inc. (collectively, the “Funds”), which respectively acquired 725,000 and 182,000 Common Shares. The shares could not be qualified under the QSSP II and subscribed for by the Funds under Neptune’s public offering completed on March 5, 2014, due to the particular requirements of the QSSP II. Except for the qualification of the Common Shares issued to the Funds under the QSSP II, the terms of the Common Shares issued under the private placement were the same as those of the Common Shares issued as part of the public offering.

Plan of Arrangement with NeuroBioPharm Inc.

On January 13, 2015, we entered into an arrangement agreement with NeuroBio, then our partially owned subsidiary, providing for, among other things, the acquisition by Neptune, through a wholly-owned subsidiary, of all of the issued and outstanding securities of NeuroBio (the “Arrangement”). The shareholders of NeuroBio approved a resolution authorizing the Arrangement on February 12, 2015. On February 16, 2015, the Superior Court of Québec issued a final order approving the Arrangement and on February 20, 2015, Neptune announced that the Arrangement had been completed and that all conditions precedent to the Arrangement had been satisfied. A total of 116,714 Common Shares were issued by Neptune to former shareholders of NeuroBio in connection with the Arrangement. On March 1, 2016, NeuroBio amalgamated with Biodroga Inc. (a Neptune wholly-owned subsidiary) and became Biodroga Nutraceutical Inc.

3

Fiscal Year Ended February 29, 2016

Strategic Review Process

In Fiscal 2016, we initiated a strategic review process and developed a set of four initiatives to set the Corporation on a course to achieve a more diversified, stable business poised for further growth. In the course of our strategic review, the following four initiatives were identified; (1) strengthen our krill oil franchise, (2) expand further up the value chain, (3) leverage our intellectual property and technology globally, and (4) expand our specialty portfolio in related spaces.

During that same period, as part of our iniative to strenghten our krill oil franchise, we initiated significant operating cost reduction measures at our production facility that were pursued through out Fiscal 2017 (Project Turbo).

Acqusition of Biodroga

On January 7, 2016, consistent with our strategy to move up the value chain, we acquired all of the issued and outstanding shares of Biodroga for $14.8 million, consisting of $7.5 million paid in cash at closing, an additional cash consideration of $3.55 million bearing interest and payable over a period of three years and $3.75 million of Common Shares issued at closing, representing approximately 2.6 million Common Shares. A portion of these Common Shares are still under escrow and will be released over a period of three years from closing. See “Escrowed Securities”. We funded the cash portion of the purchase price payable at closing through a new $7.5 million secured bank loan.

The acquisition of Biodroga was fully in line with our strategy to move further up the value chain, and build on our current solution business by further progressing into specialized product development services, such as formulation and blending. The business combination was also highly complementary and further positioned Neptune for success, by adding a new growth vehicle in a significantly larger addressable market. The acquisition offered a scalable turnkey solutions platform, with a broad range of product development capabilities. It allows us to play a much broader role in the customer value chain, leveraging our collective capabilities with an expanded set of offerings. It also opens up an important window on innovation and enhances our capabilities to develop new nutraceutical products. This was a pivotal move and seen as a key cornerstone to support additional business development.

Fiscal Year Ended March 31, 2017 (13-Month Period)

Productivity Initiatives Generating Results

Project Turbo, a company-wide initiative introduced to drive efficiencies and heighten operating performance is well underway. Amongst other things, Neptune has been focusing on optimizing business processes and reducing general and administrative expenditures. This initiative was put in place through the second quarter of fiscal 2016 and the third quarter of fiscal 2017. All of the approximately $5 million publicly targeted savings were realized.

Ending Patent Litigations and New Licensing Agreements

On September 30, 2016, Neptune and Aker BioMarine (‟Aker”) entered into a broad patent cross-licensing agreement, thus ending all outstanding litigation between both companies. The agreement provides continued access for Aker to Neptune’s composition patents for the duration of the patents, in consideration of an upfront royalty payment of US$10 million payable over a period of 15 months. Neptune acquired rights to use Aker’s select krill oil-related patent portfolio for the duration of the patents in consideration of an upfront royalty payment of US$4 million payable over the same 15-month period. This agreement is expected to create a lasting patent peace, allowing both companies to focus on growth and business value creation.

On September 30, 2016, Neptune, through its wholly-owned subsidiary Biodroga, also signed an exclusive, worldwide and royalty bearing commercial agreement with Ingenutra Inc. for its patented and clinically studied MaxSimil specialty ingredient. Designed as a unique delivery system, MaxSimil allows for enhanced bioavailability and absorption of lipid based and lipid soluble nutraceuticals ingredients such as omega-3 fish oils, vitamin A, D, K and E, CoQ10 and others. The agreement allows Neptune to manufacture, distribute and sell MaxSimil in the nutraceutical field worldwide. The terms also cover potential collaboration between both companies on clinical trials. In order to keep its exclusivity, the Company has to sell a minimum volume per year.

4

On March 31, 2017, Neptune and Enzymotec Ltd (“Enzymotec”) entered into a broad patent cross-licensing agreement, thus ending all outstanding litigation between both companies. The agreement provides continued access for Enzymotec to Neptune’s krill-related patents for the duration of the patents, in consideration of an upfront royalty payment of US$1.63 million. The agreement provides also continued access for Neptune to Enzymotec’s krill-related patents for no consideration.

Launch of New Specialty Ingredients

On September 15, 2016, in addition to the launch of MaxSimil, Neptune, as the Krill Oil market pioneer, pursued its commitment to science-based innovation with the addition of NKO® Omega Plus to its growing proprietary specialty ingredients portfolio, as one of the highest omega-3 concentration of pure krill oil product available on the market. Neptune’s proprietary extraction process enables NKO® Omega Plus to contain up to 30% more Omega-3 than krill oil products typically on the market today.

Recent Developments

Joint Ventures in China

We entered into a commercial distribution joint venture agreement with Shanghai Chonghe Marine Industry Co., Ltd. (“CMI”) through a wholly-owned subsidiary of CMI, Jiangsu Sunline Deep Sea Fishery Co., Ltd. (“Sunline Fishery”). Under the agreement, Neptune owns a 30% interest in the joint venture while CMI/Sunline Fishery holds 70%. Our Chinese partners have a strong presence in the biomarine industry in China, including a krill harvesting vessel now under construction. The joint venture is expected to enhance Neptune’s commercial presence in China. Furthemore, Neptune will contribute to this joint venture with its IP, science, regulatory expertise, branding, industry sales knowledge and international recognition. The goal of this collaboration is to support the business development in a market that we believe is currently under developed.

We also recently signed a commercial distribution joint venture agreement with Shanghai Chonghe Marine Industry providing a platform to enhance our commercial presence in China, and potentially leverage that presence to pursue the growing worldwide aquaculture market.

Creation of the Green Valley Consortium

Neptune and Groupe DJB, in collaboration with the Université de Sherbrooke, also recently announced the creation of the Sherbrooke-based Green Valley Consortium, a strategic partnership that combines the strengths and expertise of three industry stakeholders to carry out medical cannabis oil production, and research and development activities. The Consortium partners, with the assistance of Sherbrooke Innopole and the city of Sherbrooke, will work to draw on their combined research, cultural and technical expertise to create a medical cannabis research and development hub that will be recognized both in Canada and abroad. At this early stage, the Consortium intends to develop, commercialize and promote safe, ethically conscious products, while abiding by stringent industry regulations.

Description of the Business

Overview

Neptune’s vision is to provide great nutrition solutions that deliver optimal health and wellness. Our mission is to leverage our scientific and innovation expertise to provide our customers globally with the best-available nutritional products and wellness solutions. Neptune is active in three main areas: Ingredients, Turnkey Solutions and Consumer Brands.

5

Neptune offers a variety of ingredients, including our premium Neptune Krill Oil, NKO®, which is manufactured in-house in our state-of-the art facility. Leveraging our global network of suppliers, we source a variety of other marine oils, seed oils and specialty ingredients that are available in bulk.

We develop product concepts in collaboration with our customers (branded marketers) as turnkey finished supplements that are ready for sale under their brand, primarily as soft gels, capsules, liquids and powders. Through our global network of suppliers, we source ingredients and formulate the customized product. The ingredients are sent to third-party manufacturers, where the formula is developed in a liquid, powder or capsule form and then packaged. We are responsible for quality testing each product, which is then to be approved for sale.

We offer our premium krill oil under the OCEANO3® brand directly to consumers in Canada and the United States through our web platform www.oceano3.com.

Consistent with our strategic focus of providing wellness products while levering our oil extraction and application technology capabilities, we have recently submitted an application to Health Canada for a producer licence in connection with our initiative in the field of medical cannabis oil production.

Through our subsidiary Acasti, we are also pursuing opportunities in the prescription drug market. In 2008, we granted licensing rights to Acasti to leverage our intellectual property, clinical data and know-how, to focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardio metabolic disorders and cardiovascular diseases. For more information on Acasti’s general development and history, refer to the Form 20-F of Acasti for the fiscal year ended March 31, 2017, available under Acasti’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.html.

Our Products

Specialty Ingredients

Neptune offers a variety of specialty ingredients, including our premium Neptune Krill Oil, manufactured in our state-of-the art facility. Leveraging our global network of suppliers, we also source a variety of other marine oils, seed oils and specialty ingredients that are available for sale. Our specialty ingredients usually come in bulk oil or bulk soft gels, serve as a dietary supplement to consumers and are available under distributors’ private labels, primarily in the U.S. and European nutraceutical markets.

Neptune Krill Oil (NKO®) & Formulations Derived from NKO®

Our lead product is NKO®, a marine oil extracted from krill (Euphasia superba) which we first commercialized in 2003. NKO®’s elevated content of phospholipids rich in omega-3 fatty acids (EPA & DHA) and antioxidants such as astaxanthin, vitamin A and vitamin E offers a safe and effective product free of preservatives with clinically tested health benefits. NKO® is principally sold to distributors who commercialize under their private labels or through a cobranding policy with Neptune.

We have developed formulations derived from NKO® that target more specific conditions, including NKO Beat™, which targets heart and circulation health, NKO Flex™, which targets bone and joint health, and NKO Focus™, which targets brain and vision health. We launched these three formulations available in finished soft gels in the business-to-business (B2B) industry available under distributors’ private labels.

Neptune Krill Aquatein™ (NKA™)

Neptune Krill Aquatein (high-protein meal), or NKA™, is a meal product that features a range of marine amino acids, including the eight essential amino acids. NKA™ contains high protein digestibility (>95%) and also contains Omega-3 phospholipids and astaxanthin.. NKA™ is already sold in aquaculture feeds and animal nutrition.

Marine & Seed Oils

We offer a variety of natural grade (TG form) and concentrated fish oils. Carefully selected from the world’s highest quality sources and tested using the International Fish Oil Standards (IFOS), the industry’s most stringent quality control standards, our line of fish oil offers amongst the best value on today’s market.

6

Our seed oils, pressed from carefully selected and tested seeds, are pure and potent. Derived from sources including Camelia, Chia seed, Flaxseed, Evening Primrose, Olive and Coconut, our seed oils offer Omega-3,5,6,7,9 and 11.

Newly Added Specilaty Ingredients – MaxSimil & NKO Omega +

MaxSimil is a novel, patented delivery platform that enhances the absorption of lipid-based and lipid-soluble nutraceuticals. MaxSimil mimics the human digestive process to deliver absorption-ready, pre-digested lipid-based products such as Omega-3 fish oils.

We continued our commitment to science-based innovation with the addition of NKO Omega Plus to our growing specialty ingredients portfolio. Our proprietary extraction process enables NKO Omega Plus to contain up to 30% more Omega-3 than krill oil products typically on the market today. NKO Omega Plus is available in bulk softgels or in bulk oil.

Other Specialty Ingredients

We offer a range of specilaty extracts and vitamins for sale inbulk. Some of our ingredients include Vitamin E, Asthaxanthin, Phospholipids and Plant Sterols.

TurnKey Solutions – Customized Consumer Products

Further to our acquisition of Biodroga, a turnkey solution provider of omega-3’s and other functional ingredients, we provide specialized nutraceutical products to branded marketers in the nutraceutical industry, primarily in North America. We develop and distribute to branded marketers products which primarily include omega-3’s, along with other essential nutritional ingredients that are used in specialty formulations, such as vitamin E, astaxanthin, marine or vegetable based phospholipids and plant sterols. We develop, design and formulate these solutions to branded marketers as turnkey finished supplements that are ready for sale under their private label, primarily as softgel capsules and liquids, and occasionaly in bulk form.

From time to time, we reformulate existing products to address market developments and trends, and to respond to customer requests. We also seek to develop new products. New products ideas are derived from a number of sources, including internally, trade publications, scientific and health journals, consultants, distributors and other third parties. Prior to reformulating existing products or introducing new products, we investigate product formulations as they relate to regulatory compliance and other issues. Our management continually assesses and analyzes developing market trends to detect and proactively address what they believe are areas of unmet or growing demand that represent an opportunity for us.

Consumer Brand - OCEANO3™ – Our First Consumer Brand

OCEANO3™ comes in softgel form and is equivalent to NKO®. We sell OCEANO3™ directly to consumers in Canada and the U.S. through our online platform (www.oceano3.com), under our own proprietary brand name. We see it as an opportunity to get closer to the consumer, increase our knowledge of the business to customer (B2C) space, and transfer key learnings on the benefit of our products to our customers as an added value.

Pharmaceutical Product Candidate (CaPre®) – Acasti

CaPre®, Acasti’s prescription drug candidate, is a krill oil-derived mixture containing polyunsaturated fatty acids (PUFAs), primarily composed of omega-3 fatty acids, principally EPA, and docosahexaenoic acid (DHA). It is being developed to treat severe hypertriglyceridemia, a condition characterized by abnormally very high levels of triglycerides in the bloodstream. In addition to targeting the reduction of triglyceride levels, clinical data collected by Acasti to date has indicated that CaPre® may also normalize blood lipids by increasing HDL-C (good cholesterol; high density lipoprotein) and reducing non-HDL-C, which includes all cholesterol contained in the bloodstream except HDL C. In addition, clinical data collected and reviewed by Acasti to date indicates that CaPre® has no significant deleterious effect on LDL-C (bad cholesterol; low density lipoprotein) levels. Furthermore, the four clinical trials conducted by Acasti to date demonstrated that CaPre® has a good bioavailability (absorption by the body) even under fasting conditions, and no significant food effect when taken with either low-fat or high-fat meals. CaPre® has also an overall safety profile similar to that demonstrated by currently marketed omega-3s.

7

Acasti believes the potential exists to expand CaPre®’s initial indication to the mild to moderate HTG (200 – 499 mg/dL) segment, although at least one additional clinical trial will likely be required to expand CaPre’s indications to this segment.

In 2011, two Phase II clinical trials in Canada were initiated and now completed (TRIFECTA trial and COLT trial) to evaluate the safety and efficacy of CaPre® for the management of mild to severe hypertriglyceridemia (high triglycerides with levels ranging from 200 to 877 mg/dL). CaPre® was found to be safe and well-tolerated at all doses tested. Both trials also include the secondary objective of evaluating the effect of CaPre® in patients with mild to moderate hypertriglyceridemia (high triglycerides levels ranging from 200 to 499 mg/dL) as well as in patients with severe hypertriglyceridemia (very high triglycerides levels ranging from 500 to 877 mg/dL). The open-label COLT trial was completed during the second quarter of fiscal 2014 and the TRIFECTA trial was completed in the second quarter of fiscal 2015. Based on the positive results of these trials, Acasti filed an investigational new drug submission to the U.S. Food and Drug Administration (“FDA”) to conduct a pharmacokinetic study in the U.S. Acasti subsequently received approval to conduct this trial and it was completed in the second quarter of fiscal 2015.

Due to a decision by the FDA not to grant authorization to commercialize a competitor’s drug in the mild to moderate patient population before the demonstration of clinical outcome benefits, Acasti is reassessing its clinical strategy and primarily focusing on the severe hypertriglyceridemia population.

On September 14, 2016, Acasti announced positive data from its completed comparative bioavailability study, or the Bridging Study. The primary objective of the Bridging Study was to compare the bioavailability of CaPre to LOVAZA. The Bridging Study met all of its objectives and demonstrated that the levels of EPA and DHA following administration of CaPre did not exceed corresponding levels following administration of LOVAZA in subjects who were fed a high-fat meal. Acasti expects that these results will support a claim by them that CaPre and LOVAZA have a comparable safety profile. Also, among subjects in a fasting state, CaPre demonstrated better bioavailability than LOVAZA, as measured by significantly higher blood levels of EPA and DHA. Since most HTG patients must follow a restricted low-fat diet, Acasti believes that CaPre’s strong bioavailability profile could provide a more effective clinical solution for these patients. Acasti summarized and submitted data from its Bridging Study to the FDA for review and discussed it with the FDA at an End of Phase 2 meeting during the first quarter of 2017. Acasti also presented its Bridging Study data at the National Lipid Association Conference in May 2017 and plans to submit the data from its Bridging Study for peer review and publication.

In March 2017, Acasti announced its plans to proceed with its Phase III program following its End-of-Phase 2 meeting with the FDA in February 2017. Based on the guidance Acasti received from the FDA, it plans to conduct two pivotal, randomized, placebo-controlled Phase III studies to evaluate the safety and efficacy of CaPre® in patients with severe HTG (TG levels >500 mg/dL). The FDA’s feedback supports their plan to conduct two studies instead of one large study, potentially shortening the time to an New Drug Application (“NDA”) submission, as no open label extension to the studies is planned. Acasti intends to initiate our Phase 3 program during the second half of 2017. In addition to conducting a Phase III clinical trial, Acasti expects that additional time and capital will be required to complete the filing of a NDA to obtain FDA pre-market approval for CaPre® in the United States before reaching the commercial launch of CaPre®, which may initially be only for the treatment of severe hypertriglyceridemia.

Acasti intends to pursue the regulatory pathway for CaPre® under section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act and conduct a pivotal bioavailability bridging study, comparing CaPre® to an omega-3 prescription drug as a means of establishing a scientific bridge between the two. This will help determine the feasibility of a 505(b)(2) regulatory pathway, while also optimizing the protocol design of a Phase III clinical program. The 505(b)(2) approval pathway has been used by many other companies and Acasti’s regulatory and clinical experts believe such a strategy is best for CaPre®. This should allow Acasti to further optimize the advancement of CaPre® while benefiting most importantly from the substantial clinical and nonclinical data already available with another FDA-approved omega-3 prescription drug. In addition, this should reduce the expected expenses and streamline the overall CaPre® development program required to support a NDA submission.

8

The finalization and execution of Acasti’s comprehensive Capre® development plan and definitive Phase III program, overall costs and timelines are contingent upon FDA review and direction. Acasti has recently received a response from the FDA on the CaPre® clinical development program. With this endorsement Acasti has submitted an amendment to its current Investigational New Drug application to commence a bioavailability bridging study, while continuing to work closely with the FDA to ensure Acasti is aligned with their views on Capre®’s clinical development.

Key elements of Acasti’s strategy to commercialize therapies for dyslipidemia include: (i) completing its clinical program as per FDA recommendations and guidelines such as initiating a Phase III clinical trial and filing a NDA to obtain regulatory approval for CaPre® in the United States (initially for the treatment of severe hypertriglyceridemia and thereafter possibly for the treatment of mild to moderate hypertriglyceridemia); (ii) strengthening Acasti’s patent portfolio and other means of protecting intellectual property exclusivity; and (iii) pursuing distribution partnerships to commercialize CaPre® in the United States and elsewhere. Acasti may also pursue strategic opportunities including licensing or similar transactions, joint ventures, partnerships, strategic alliances or alternative financing transactions to provide sources of capital for Acasti. However, no assurance can be given as to when or whether Acasti will pursue any such strategic opportunities.

For more information on Acasti, its product candidate, clinical trials and business and operations, refer to the Form 20-F of Acasti for the fiscal year ended March 31, 2017, available under Acasti’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.html.

Our Market

The nutraceutical market encompasses functional foods and dietary supplements, which include a wide range of nutrients such as vitamins, minerals, fatty acids, amino acids and herbal supplements. Neptune’s main focus is on dietary supplements. We primarily sell our products, which include a wide range of omega-3 fatty acids, in the nutraceutical market. The most predominant omega-3 fatty acids are DHA and EPA derived from plant and marine sources. According to the GOED EPA & DHA Ingredient Market Overview for 2014 & 2015 (published in November 2016) dietary supplements continued to be the largest market for marine-based omega-3 oils with a 56% market share and a total of US$648.9 million in revenue. The report also estimated that infant formulas, pharmaceuticals, food and beverages and pet foods were the next largest consumers of omega-3 ingredients with 18.9%, 18%, 4.2% and 1.8% shares, respectively, in 2015. In 2015, according to the same report, the worldwide sales of omega-3 ingredients was estimated to US$1,159.0M (compared to US$ 370.6 million solely in the U.S.).

The nutraceutical industry is global, competitive and fragmented. Distribution channels include specialized and mass retail chains, multi-level marketing organizations, web-based retailers, direct to consumer, such as infomercials and mailing, heath food stores and healthcare practitioners. The world retail market for dietary supplements is highly fragmented, and is comprised of a large number of products and many small manufacturers. In retail and mass market channels, there are a great number of brands and price points are generally low.

Part of our strategy is to move further up the value chain, and build on our current solution business by further progressing into specialized product development services, such as formulation and blending, which we believe follows market trends in the dietary supplement space. As the industry develops, we believe businesses are increasingly looking for tailored solutions, such as condition-specific formulations, something that we can facilitate. In turn this creates increased customer interaction, opportunity and “stickiness” due to the heightened partnering created through customized offerings.

We believe that health issues such as high (and in some cases low) cholesterol, heart disorders, cognitive function and brain performance disorders, eye health and joint issues (including inflammation) are driving components of the nutraceutical market. We believe the following factors, among others, should favor the growth of the nutraceutical market:

•	improved understanding and scientific knowledge of the contribution of diet in health maintenance and disease prevention;

•	increased consumer demand for dietary supplements that help to maintain vitality and promote health; and

•	increased health care costs and the trend towards self-treatment with a focus on natural products.

9

Competition

The nutraceutical and pharmaceutical industries are highly competitive. There are many biotechnology and other companies, public and private universities and research organizations actively engaged in the research and development of products that may be similar to our products. It is probable that the number of companies seeking to develop products and therapies similar to our products will increase. Many of these and other existing or potential competitors have substantially greater financial, technical and human resources than we do and may be better equipped to develop, manufacture and market products. Other companies working in the cannabinoid research may develop products targeting the same conditions that we may be focusing, and such competing products may be superior to our potential products. We seek to differentiate our products and marketing from our competitors based on product quality, customer service, marketing support, pricing and innovation, and believe that our strategy will enable us to effectively compete in the marketplace.

Manufacturing and Supply

We produce our krill based nutraceutical products, including NKO® and OCEANO3™, at our state of the art production facility located in Sherbrooke, Province of Québec, Canada. Our GMP (Good Manufacturing Practices, mandated by the Natural Health Products Directorate of Health Canada) production facility features robust safety measures and equipment, which allows for enhanced manufacturing practices. In addition to our plant, we believe that we can also rely on third party manufacturers to diversify our product offering and increase our output capacity, if necessary. We also operate a laboratory in Sherbrooke, Québec, Canada, which allows us to conduct research, new product development and quality control analysis in-house.

Based on our expected growth rate and planned investment to our equipments and facilities, we believe that our manufacturing capacity will be sufficient to meet our requirements for the near future. Our intention is to maximize the return of investment, in our manufacturing unit which we believe could eventually be used to manufacture other ingredients, consistent with our strategy and active innovation process. Our other nutraceutial products are manufactured by third party manufacturers located in North America. In order to meet demand for our products, we have developed relationships with selected contract manufacturers. We believe that we are not dependent on any such contract manufacturer and that, if necessary, our current selected contract manufacturers could be replaced with minimal disruption to our operations.

We subcontract the encapsulation process and the packaging of our products to third parties in Canada, the United States, Asia and Europe.

We currently purchase raw materials for the manufacturing of our products from suppliers recognized for their quality and consistency. Our quality control staff requires full disclosure on the part of our suppliers and we periodically conduct on-site audits of their facilities. For strategic reasons, certain of our key raw materials are sourced from single suppliers. However, in the event that we were unable to source an ingredient from a current supplier, we believe that we could generally obtain the same ingredient or an equivalent from an alternative supplier, with minimal disruption to our operations.

We are constantly looking at ways to improve the logistics of our operations and optimize processes in place.

Sales and Distribution

The Corporation sells its products mainly in bulk oil, softgels or liquids to multiple distributors and customers, who commercialize these products under their private label. While the Corporation may have purchase orders in place with approximately 72 different distributors and customers at any one time, the majority of the Corporation’s sales are concentrated with a small group of distributors and customers. As at March 31, 2017, four customers represented 49.7% (2016 – one customer represented 11.4%) of total trade accounts receivable of the Corporation. Agreements with these distribution partners may be terminated or altered by them unilaterally in certain circumstances. See “Risk Factors - Risks Related to Our Business - We derive our revenues from a limited number of distributors and have a significant concentration of our accounts receivable.” In addition, the agreements between us and our distributors contain certain customary indemnification provisions with respect to liability incurred from claims resulting from items that are the responsibility of the distributor, such as encapsulation, blending or packaging.

10

We currently distribute all our products to our customers through contract and common carriers.

Online orders of OCEANO3™ are handled by our distribution personnel and a third party contractor retained by us. Once an internet order is completed, our computer system forwards the order to the distribution center, where all necessary distribution and shipping documents are printed to facilitate processing. Then, the orders are prepared, picked, packed and shipped continually throughout the business day. Completed orders are bar-coded and scanned and the merchandise and ship date are verified and entered automatically into the customer order file for access by sales associates before shipment. All orders are distributed through common carriers.

During Fiscal 2017, approximately 52% (2016 – 51%) of our consolidated revenues were made to customers in the United States, 8% to customers in Europe, 35% to customers in Canada and 5% to customers in other countries. Neptune’s consolidated revenues for Fiscal 2017 amounted to $46,817,383, an increase from $22,632,442 for Fiscal 2016. Our sales are not cyclical or seasonal.

Employees

As of March 31, 2017, we had 111 employees working at our business offices in Laval and Vaudreuil and at our production facility and laboratory in Sherbrooke. Our employees possess specialized skills and knowledge in the following fields, which we believe are valuable assets of the Corporation: (i) marine biomasses, (ii) marine oil extraction processes, (iii) scientific issues, (iv) commercialization and business development, (v) intellectual property protection, (vi) corporate and legal matters, (vii) clinical validation of biological therapeutic properties, (viii) quality assurance/quality control, (ix) regulatory compliance related to our operations, and (x) industrialization. We have approximately 21 unionized employees. We are not a party to any collective bargaining agreement. We consider our relations with our employees to be good and our operations have never been interrupted as the result of a labor dispute.

Facilities

Our headquarters are located in leased-offices in both Laval and Vaudreuil, Province of Québec, Canada, where our general and administrative departments primarily operate. We also own a production facility and lease a property building for our laboratory activities, both located in Sherbrooke, Québec, Canada. We believe that our facilities are suitable and adequate for our current needs.

Intellectual Property

It is an important part of our business to obtain intellectual property protection for our technology brands, products, applications and processes and to maintain trade secrets. Our success depends, in part, on our ability to obtain, license and enforce patents, protect our proprietary information and maintain trade secret protection without infringing the proprietary rights of third parties. Our strategic approach is to file and license patent applications whenever possible to obtain patent protection. We also rely on trade secrets, proprietary unpatented information and trademarks to protect our technology and enhance our competitive position. We have confidence in our patents and will continue to take all appropriate actions needed to protect our intellectual property rights in the United States and elsewhere in the world, as required.

Brand Names and Trademarks

Neptune has filed and registered the trademark NKO® in over thirty countries and has filed numerous trademark applications in various jurisdictions. NEPTUNE WELLNESS SOLUTIONS TM, Neptune Krill Oil™, EKO™, NKO BEAT™, NKO FLEX™, NKO FOCUS™, OCEAN03™, NKA™ and Asta-Guard ™ are other trademarks of the Corporation.

Certain NKO® distributors and customers market their product with the NKO® logo displayed on their label and with names and trademarks pre-approved by Neptune as part of our co-branding policy.

11

Patents

Neptune owns the following portfolio of patents, which are grouped in three main patent families and filed in various jurisdictions worldwide, including the United States, China, Canada, Japan, Australia and Europe:

Patent Family Description	Description	WO (PCT) Application Number & U.S. Patent Number(s)	Expiration Date of the Patent Family	Number of Patents Worldwide

Novel Phospholipid	Composition of Matter	WO2003/011873 US8,030,348; US8,278,351; US8,383,675; US8,680,080	WO 2003/011873 Family –2022 US8,030,348 term adjusted to 2024	6

Cardiovascular Neurological Health	Method of Treatment and USE	WO2002/102394 US8,057,825 EPI,406,641	WO 2002/102394 Family - 2022 US8,057,825 term adjusted to 2025	25

Extraction Process	Process	WO2000/023546 US6,800,299	2019	27

On July 16, 2013, Neptune announced that the Canadian Intellectual Property Office granted Neptune a composition patent (CA2,493,888) covering omega-3 phospholipids comprising PUFAs, the main bioactive ingredients in all recognized krill oils. The patent, which was granted for the Canadian market and is valid until 2022, covers novel omega-3 phospholipid compositions, synthetic and/or natural, regardless of the extraction process, suitable for human consumption. The patent protects Neptune’s krill oils, namely NKO®, and also covers amongst others, oils and powders extracted from krill and any marine or aquatic biomasses containing marine phospholipids bonded to EPA and/or DHA, distributed and/or sold in the Canadian market. Canadian patent 2,493,888 is part of a patent family that has faced third party challenges in other jurisdictions.

On June 23, 2014, Neptune announced that the Australian Patent Office had granted Neptune a patent covering omega-3 phospholipids comprising polyunsaturated fatty acids, one of the main bioactive ingredients in all recognized krill oils. The patent was granted for the Australian market and is valid until 2022. The patent (No. AU2002322233) covers, regardless of the extraction process, novel omega-3 fatty acid phospholipid compositions suitable for human consumption, synthetic and/or natural, including compositions extracted from marine and aquatic biomasses. It protects Neptune’s krill oils, namely NKO®, and also covers amongst others, oils and powders extracted from krill, containing marine phospholipids bonded to EPA and/or DHA, distributed and/or sold in the Australian market.

Neptune was granted another patent in China entitled Krill and/or Marine Extracts for Prevention and/or Treatment of Cardiovascular Disease, Arthritis, Skin Cancer, Diabetes, Premenstrual Syndrome and Transdermal transport (the Applications Family), number ZL 2011 1 0219831.4. The notice of grant was published in the official Patent Gazette (China) on December 17, 2014. The patent is in force and is valid until June 7, 2022.

In Canada, the United States and Europe, a patent is generally valid for 20 years from the date of first filing. Patent terms can vary slightly for other jurisdictions, with 20 years from filing being the norm. In certain jurisdictions exclusivity can be formally extended beyond the normal patent term to compensate for regulatory delays during the pre-market approval process.

Settlement and Licensing Arrangements

On September 30, 2016, Neptune and Aker entered into a broad patent cross-licensing agreement, thus ending all outstanding litigation between both companies. The agreement provides continued access for Aker to Neptune’s composition patents for the duration of the patents, in consideration of an upfront royalty payment of US$10 million payable over a period of 15 months. Neptune acquired rights to use Aker’s select krill oil-related patent portfolio for the duration of the Aker’s krill oil-related patents in consideration of an upfront royalty payment of US$4 million payable over the same 15-month period. This agreement should create a lasting patent peace, allowing both companies to focus on growth and business value creation

12

On March 31, 2017, Neptune and Enzymotec Ltd (“Enzymotec”) entered into a broad patent cross-licensing agreement, thus ending all outstanding litigation between both companies. The agreement provides continued access for Enzymotec to Neptune’s krill-related patents for the duration of the patents, in consideration of an upfront royalty payment of US$1.63 million. The agreement provides also continued access for Neptune to Enzymotec’s krill-related patents for no consideration. The amount was received on March 31, 2017.

Terms of the License Granted to Acasti

Pursuant to a license agreement entered into with Neptune on August 7, 2008, Acasti has been granted a license to rights on Neptune’s intellectual property portfolio related to cardiovascular pharmaceutical applications (the “License Agreement”). On December 4, 2013, Neptune and Acasti entered into a prepayment agreement (the “Prepayment Agreement”) pursuant to which Acasti exercised its option under the License Agreement to pay in advance all of the future royalties payable under the license in fiscal 2014. The license allows Acasti to exploit the subject intellectual property rights in order to develop novel active pharmaceutical ingredients (“APIs”) into commercial products for the medical food and the prescription drug markets. Acasti is responsible for carrying out the research and development of the APIs, as well as required regulatory submissions and approvals and intellectual property filings relating to the cardiovascular applications.

Other Licensing Agreements

The terms of an agreement entered into with a corporation controlled by a former CEO of the Corporation in 2001 provide that the Corporation should pay royalties of 1% of its krill oil revenues in semi-annual instalments, for an unlimited period. Neptune filed a motion challenging the validity and the scope of certain clauses of the agreement.

Neptune entered into an exclusive world-wide, royalty-bearing, non-transferable, license agreement with BlueOcean Nutrascience Inc. (“BlueOcean”), a Canadian company, under Neptune’s composition and extraction patents covering the production and sale of marine derived oil products containing phospholipids. The license allows BlueOcean and its shrimp joint venture affiliate to produce and sell shrimp oil products extracted from a limited number of shrimp species in the nutraceutical, dietary ingredients, natural health products, functional food and food supplements markets. The medical food, drugs and drug product markets are not included. The commercial terms of the license include BlueOcean paying Neptune a minimum yearly cash royalty, and a royalty per unit of product sold.

On September 30, 2016, Neptune through Biodroga signed an exclusive, worldwide and royalty bearing commercial agreement with Ingenutra Inc. for its patented and clinically studied MaxSimil specialty ingredient in the nutraceutical field. Designed as a unique delivery system, MaxSimil allows for enhanced bioavailability and absorption of lipid based and lipid soluble nutraceuticals ingredients such as omega-3 fish oils, vitamin A, D, K and E, CoQ10 and others. The agreement allows Neptune to manufacture, distribute and sell MaxSimil in the nutraceutical field worldwide. The terms also cover potential collaboration between both companies on clinical trials. In order to keep its exclusivity, the Company has to sell a minimum volume per year or pay the minimal amount.

Regulatory Environment

Commercial products developed or under development by the Corporation, directly or through its subsidiaries, can be categorized as ingredients to be used in foods, dietary/food supplements, natural health products, medical foods, or as active pharmaceutical ingredients (APIs) to be used in drug products.

These ingredients may qualify as novel foods, depending on final applications and countries where they are or will be marketed. Generally speaking, novel foods are defined as food substances that do not have a prior history of safe use or result from a process previously not used for foods. In the United States, the Center for Food Safety and Applied Nutrition of the Food and Drug Administration (FDA) regulates matters associated with the safety of ingredients for use in food and dietary supplements. Any substance intentionally added to food is a food additive, thus requiring pre-market approval by the U.S. FDA, unless the substance is Generally Recognized As Safe (GRAS) under the conditions of its intended use, or is otherwise excluded from the definition of a food additive. GRAS status may be achieved through a self-determination by qualified experts, with subsequent voluntary notification to the U.S. FDA. A mandatory notification process for a new dietary ingredient (NDI), which is a substance not previously used as a dietary supplement in humans prior to October 15, 1994, is in place pursuant to the Dietary Supplement Health and Education Act and requires that manufacturers or distributors who wish to market a dietary supplement that contains a NDI notify the U.S. FDA at least 75 days prior to marketing of the product.

13

In Canada, novel foods are regulated under the Food and Drug Regulations (under the Food and Drugs Act) which requires that a notification be made to the Food Directorate of the Health Products and Food Branch of Health Canada prior to the marketing or advertising of a novel food in the Canadian marketplace. Natural health products (equivalent to dietary or food supplements) sold in Canada are subject to the Natural Health Products Regulations, which came into force on January 1, 2004. All natural health products must have a product license before they can be sold in Canada, which requires applicants to provide detailed information about the quality, safety and efficacy of a product to the Natural and Non-prescription Health Products Directorate (“NNHPD”) for pre-market approval. Moreover, the Natural Health Products Regulations requires a manufacturer of natural health product for sale in Canada to obtain a site licence, which also is issued by the NNHPD. Manufacturing facilities located in Canada producing fish-derived products for human consumption, including products derived from krill, are subject to the Fish Inspection Act and Regulations, which are administered by the Canadian Food Inspection Agency.

In the European Union, the legislation governing food supplements is enacted and enforced by each individual Member State governmental authorities. In 2002, in an effort to harmonize the often differing regulations of its Member States, the European Union adopted Directive 2002/46/EC 2002 on the approximation of the laws of the Member States relating to food supplements (Food Supplements Directive1). This directive partially harmonizes the rules governing the composition, labelling and marketing of food supplements throughout the European Union. The Food Supplements Directive, upon recommendation by the European Food Safety Authority, specifies what nutrients and nutrient sources may be used in food supplements, identifies the levels at which these nutrients may be incorporated in a food supplement, and prescribes the labelling and other information which must be provided on food supplement packaging. Food supplements that contain ingredients other than permitted vitamins and minerals are considered foodstuffs and are governed by Regulation (EC) No 178/20022, which lays down general principles and requirements of food law and matters of food safety. Any foods and food ingredients, including those intended for use in food supplements, that had not been used for human consumption to a significant degree within the European Community prior May 14, 1997 are subject to pre-market authorization as a novel food3.

APIs developed or under development by Acasti are regulated through different procedures and requirements. For more information on Acasti’s regulatory environment, refer to the Form 20-F of Acasti for the fiscal year ended March 31, 2017, available under Acasti’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.html.

Obtained Regulatory Approvals, Licences and Authorizations:

Neptune has obtained the following regulatory approvals, licences and authorizations for NKO®:

•	Commission Decision authorizing NKO® as a novel food for commercialization in foods, food supplements, and foods for special medical purposes in the European Union.
•	NKO® was the subject of a GRAS determination and Notification to the U.S. FDA as a food ingredient in the United States to which the agency issued a Letter of No Objection.
•	A letter of Acknowledgement from the U.S. FDA without questions following submission of a New Dietary Ingredient Notification.

____________________

1 Directive 2002/46/EC 2002 on the approximation of the laws of the Member States relating to food supplements. OJ L 183, 12.7.2002, pp.-51-57.

2 Regulation (EC) No 178/2002 of the European Parliament and of the Council of 28 January 2002 laying down the general principles and requirements of food law, establishing the European Food Safety Authority and laying down procedures in matters of food.

3 Regulation (EC) No 258/97 of the European Parliament and of the Council of 27 January 1997 concerning novel foods and novel food ingredients. OJ L 43, 14.2.1997, pp. 1-6.

14

•	NKO® has obtained approval as a Listed medicinal ingredient in Complementary Medicines from the Therapeutic Good Administration (TGA) in Australia.
•	NKO® and formulations containing NKO® have several Natural Product Numbers (NPNs) issued by Health Canada.
•	In Canada, multiple claims for the health benefits of NKO® have been approved by NNHPD (13 claims for both 500mg and 1000mg products combined).

Regulatory Environment relating to the Medical Cannabis Industry

The market for cannabis (including medical marijuana) in Canada is regulated by the Controlled Drugs and Substances Act (Canada), the Access to Cannabis for Medical Purposes Regulations (“ACMPR”), the Narcotic Control Regulations, and other applicable law. Health Canada is the primary regulator of the industry as a whole. The ACMPR aims to treat cannabis like any other narcotic used for medical purposes by creating conditions for a new commercial industry that is responsible for its production and distribution. The ACMPR allow for reasonable access to cannabis for medical purposes for Canadians who have been authorized to use cannabis for medical purposes by their health care practitioner. Any applicant seeking to become a “licensed producer” under the ACMPR is subject to stringent Health Canada licensing requirements.

In May 2017, Health Canada introduced several improvements to its medical cannabis program that aim to streamline the application process for issuing production licenses and enable increased production under the ACMPR.

Risk Factors

Investing in our securities involves a high degree of risk. Prospective investors should carefully consider the following risks, as well as the other information contained in this AIF and the other information in our publicly filed documents before investing in our securities. If any of the following risks actually occurs, our business, financial condition, liquidity, results of operation and prospects could be materially harmed. Additional risks and uncertainties, including those of which we are currently unaware or that we deem immaterial, may also adversely affect our business, financial condition, liquidity, results of operation and prospects.

Risks Related to Our Business

We have a history of net losses.

We have been reporting losses since our inception and, as at March 31, 2017, we have an accumulated deficit of $97,010,523. It is expected that we will continue to generate losses until we generate sufficient revenues to fund our continuing operations. We currently report our revenues on a consolidated basis with Acasti, which contributes to our deficit. However, we reported a positive EBITDA since the last quarter of Fiscal 2016 for our nutraceutical segment. For more information, please refer to our consolidated financial statements for Fiscal 2017, available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.html.

Unfavorable publicity or consumer perception of our products, the ingredients they contain and any similar products distributed by other companies could cause fluctuations in our operating results and could have a material adverse effect on our reputation, the demand for our products and our ability to generate revenues and the market price of our securities.

We are highly dependent upon consumer perception of the safety and quality of our products and the ingredients they contain, as well as that of similar products distributed by other companies. Consumer perception of products and the ingredients they contain can be significantly influenced by scientific research or findings, national media attention and other publicity about product use. A product may be received favorably, resulting in high sales associated with that product that may not be sustainable as consumer preferences change. Future scientific research or publicity could be unfavorable to our industry or any of our particular products or the ingredients they contain and may not be consistent with earlier favorable research or publicity. A future research report or publicity that is perceived by our consumers as less favorable or that questions earlier research or publicity could have a material adverse effect on our ability to generate revenues. As such, period-to-period comparisons of our results should not be relied upon as a measure of our future performance. Adverse publicity in the form of published scientific research or otherwise, whether or not accurate, that associates consumption of our products or the ingredients they contain or any other similar products distributed by other companies with illness or other adverse effects, that questions the benefits of our or similar products, or that claims that such products are ineffective could have a material adverse effect on our reputation, the demand for our products, our ability to generate revenues and the market price of our securities.

15

We may not be able to maintain our operations without additional funding.

As of March 31, 2017, Neptune had approximately $15.8 million of cash and cash equivalents and $2.7 million of restricted short-term investments. We had positive operating cash flows of approximately $7.8 million during Fiscal 2017 (considering amounts of other income royalty settlements of $15.3 million less related costs of $1.5 million), incurring a net income of approximately $0.9 million. We may be unable to generate sufficient cash flow from operations or to obtain future borrowings in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs. If we do not have sufficient liquidity, we may need to refinance or restructure all or a portion of our debt on or before maturity, sell assets or borrow more money or issue equity, which we may not be able to do on terms satisfactory to us or at all. In addition, any refinancing could be at higher interest rates and may require us to comply with more onerous covenants which could further restrict our business operations. Our failure to obtain any required additional financing on favourable terms, or at all, would have a material adverse effect on our business, financial condition and results of operations.

We may be unable to manage our growth effectively.

Our future financial performance and our ability to commercialize our products and to compete effectively will depend, in part, on our ability to manage any future growth effectively. To that end, we must be able to continue to improve our operational and financial systems and managerial controls and procedures, and we will need to continue to expand, train and manage our technology and workforce. We must also maintain close coordination among our technology, compliance, accounting, finance, marketing and sales organizations. We cannot assure you that we will manage our growth effectively. If we fail to do so, our business could be materially harmed.

To support our growth, we may have to increase our investment in technology, facilities, personnel and financial and management systems and controls. We may also have to expand our procedures for monitoring and assuring our compliance with applicable regulations, and may need to integrate, train and manage a growing employee base. The expansion of our existing businesses, any expansion into new businesses and the resulting growth of our employee base will increase our need for internal audit and monitoring processes that are more extensive and broader in scope than those we have historically required. We may not be successful in identifying or implementing all of the processes that are necessary. Further, unless our growth results in an increase in our revenues that is proportionate to the increase in our costs associated with this growth, our operating margins and profitability will be adversely affected.

Our recent acquisition of Biodroga may not achieve expected returns and other benefits as a result of various factors, including integration and other challenges. In addition, we may not achieve anticipated cost savings resulting from the acquisition, which could result in lower gross margins, therefore materially affecting our results from operations and financial condition.

We may not be able to further penetrate core or new markets.

If we fail to further penetrate our core markets and existing geographic markets or expand our business into new markets, the growth in our sales, along with our operating results, could be negatively impacted. Our ability to further penetrate our core markets and existing geographic markets or to expand our business into additional countries in South America, Europe, Asia (mainly China) or elsewhere, to the extent we believe that we have identified attractive geographic expansion opportunities in the future, is subject to numerous factors, many of which are beyond our control. We cannot assure that our efforts to increase market penetration in our core markets and existing geographic markets will be successful. Our failure to do so could have a material adverse effect on our operating results.

16

To expand our operations into new international markets, we may enter into business combination transactions, make acquisitions or enter into strategic partnerships, joint ventures or alliances, any of which may be material. We may enter into these transactions to acquire other businesses or products to expand our products or take advantage of new developments and potential changes in the industry. Our lack of experience operating in new international markets and our lack of familiarity with local economic, political and regulatory systems could prevent us from achieving the results that we expect on our anticipated time frame or at all. If we are unsuccessful in expanding into new or high-growth international markets, it could adversely affect our operating results and financial condition. We may experience difficulty entering new international markets due to regulatory barriers, the necessity of adapting to new regulatory systems, and problems related to entering new markets with different cultural bases and political systems. These difficulties may prevent, or significantly increase the cost of, our international expansion.

Our industry is subject to rapid technological change and competition.

We operate in a sector that is subject to rapid and substantial change. There can be no assurance that products developed by others will not render our products, product candidates or technologies non-competitive or that we will be able to keep pace with technological developments. Competitors may have developed or may be in the process of developing technologies that could be the basis for competitive products. Some of these products may prove more effective and less costly than products developed by us or Acasti’s product candidates. Scientific and technological developments and regulatory requirements may, within a relatively short timeframe, render the products and processes developed or planned by us or Acasti obsolete.

Competition in the nutraceutical market is extremely intense. Many companies, as well as research organizations, currently engage in, or have in the past engaged in, efforts related to the development of products similar to our products and product candidates. We compete with companies that produce similar or identical products.

These and other competitors may have greater resources than us. Accordingly, no assurance can be given that products developed by these other companies or their technology will not affect our ability to compete in the nutraceutical market. There is a risk that one or more of our competitors may develop more effective or more affordable products than us, or may achieve earlier patent protection or product commercialization than us, or that such competitors will commercialize products that will render our product candidates obsolete, possibly before we are able to commercialize them.

Our future success depends largely on the continued sales of our specilaty ingredient and turnkey solutions products.

We derive a large portion of our revenues from the sale of our specialty ingredient, including from the sale of NKO®, and turnkey solutions products . Our investments in and strategies used for our brand marketing are critical to achieve brand awareness with current customers, educate potential new customers and convert potential new customers into customers. However, there can be no assurance that our principal products will continue to receive, maintain or increase market acceptance. The inability to successfully commercialize our turnkey solutions and specialty ingredient products, and particularly NKO®, in the future, for any reason, would have a material adverse effect on our financial condition, prospects and ability to continue operations. The overall commercialization success of our products depends on several factors, including:

•	continued market acceptance of our products by the nutraceutical market;

•	the amount of resources devoted by our distribution partners to continue the commercialization efforts of our products in our core geographic markets;

•	maintaining supply of our products to meet the purchase orders of our distribution partners;

•	receipt of regulatory approvals for our products from regulatory agencies in certain territories in which we wish to expand our commercialization efforts;

•	the number of competitors in our market;

•	protecting and enforcing our intellectual property and avoiding patent infringement claims.

17

We derive our revenues from a limited number of distributors and have a significant concentration of our accounts receivable.

As at March 31, 2017, the Corporation realized sales from the nutraceutical segment totaling $7,478,492 from one distributor, representing 16.4% of the Corporation’s consolidated revenues. As at March 31, 2017, four distributors represented 49.7% of total trade accounts receivable. The percentage aging of trade receivable balances as of March 31, 2017 is 85% current, 11% past due 0 – 30 days and 4% past due 31-120 days. During Fiscal 2017, we recorded a bad debt expense of $30,847. Adverse changes in a customer’s financial position could cause us to assume more credit risk relating to that customer’s future purchases or result in uncollectable accounts receivable from that customer. Agreements with these or other significant distribution partners may be terminated or altered by them unilaterally in certain circumstances. Any adverse change in the relationship with our principal distributors, including non-payment of amounts owing from a distributer, could have a material adverse effect on our business, consolidated results of operations, financial condition and cash flows.

Because we rely on our manufacturing operations to produce a significant amount of the products we sell, disruptions in our manufacturing system or losses of manufacturing certifications could adversely affect our sales and customer relationships.

We own, manage and operate a manufacturing, processing facility in Sherbrooke, Québec, where we currently produce all or nearly all of the krill oil that we sell to our customers. Accordingly, we are highly dependent on the uninterrupted and efficient operation of our Sherbrooke facility. Any significant disruption in our operations at our Sherbrooke facility for any reason, including as a result of regulatory requirements, quality of raw material, equipment failures, natural disasters, fires, accidents, work stoppages, power outages or other reasons, could disrupt our supply of products to our customers, adversely affecting our sales and customer relationships, and our business financial condition and/or results of operations could be materially adversely affected. Lost sales or increased costs that we may experience during a disruption of operations may not be recoverable under our insurance policies. Additionally, our ability to meet a significant increase in demand for our krill oil products, or to supply our customers during a significant disruption, would be dependent on our ability to secure and maintain appropriate third-party manufacturing or supply arrangements. There is no assurance that we would be able to maintain such supply arrangements on terms favourable to us, or at all. Should we fail to maintain such arrangements or to replace them on terms favourable to us, our business, financial condition and operations would be negatively impacted.

We rely on certain third-party suppliers, contract manufacturers and distributors, and such reliance may adversely affect us if the third parties are unable or unwilling to fulfill their obligations.

We purchase certain important ingredients and raw materials from third-party suppliers and, in certain cases, we engage contract manufacturers to supply us with finished products. Part of our strategy is to enter into and maintain arrangements with third parties related to the development, testing, marketing, distribution, production, packaging and commercialization of our products. Our revenues are dependent to a great extent on the successful efforts of these third parties. Entering into strategic relationships can be a complex process and our interests and the interests of our partners may not be or remain aligned with our interests.

We purchase the majority of raw materials, including krill, from manufacturers and distributors globally, and while all or nearly all of the krill oil that we sell to our customers is produced at our facility in Sherbrooke, our other products are produced by contract manufacturers. Real or perceived quality control problems with raw materials outsourced from certain regions or finished products manufactured by contract manufacturers could negatively impact consumer confidence in our products, or expose us to liability. In addition, disruption in the operations of any such supplier or manufacturer or material increases in the price of raw materials, for any reason, such as changes in economic and political conditions, tariffs, trade disputes, regulatory requirements, import restrictions, loss of certifications, power interruptions, fires, hurricanes, drought or other climate-related events, war or other events, could have a material adverse effect on our business, results of operations, financial condition and cash flows. Also, currency fluctuations, could result in higher costs for raw materials purchased abroad.

Some of our current and future customer partners may decide to compete with us, refuse or be unable to fulfill or honour their contractual obligations to us, or change their plans to reduce their commitment to, or even abandon, their relationships with us. There can be no assurance that our customer partners will market our products successfully or that any such third-party collaboration will be on favourable terms. We may not be able to control the amount and timing of resources our customer partners devote to our products. In addition, we may incur liabilities relating to the distribution and commercialization of our products by our customers. While the agreements with such customers generally include customary indemnification provisions indemnifying us for liabilities relating to third-party manufacturing, encapsulation or packaging of our products, there can be no assurance that these indemnification rights will be sufficient in amount, scope or duration to fully offset the potential liabilities associated with our distributors’ handling and use of our products. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition or results of operations.

18

We depend on the services of key executives and personnel, and any failure to attract or retain key executives or personnel could affect our business strategy and adversely impact our performance and results of operations.

Our senior executives are instrumental in setting our strategic direction, operating our business, identifying, recruiting and training key personnel, identifying opportunities and arranging necessary financing. Losing the services of any of these individuals could adversely affect our business. Furthermore, to the extent that we must replace one or more executives or hire additional senior executives or other professionals to support our business, we may be unable to identify candidates of sufficient experience and capabilities in a timely fashion, which could negatively impact our business and operations.

Furthermore, if we were to lose key management personnel, we would lose a portion of our institutional knowledge and technical know-how, potentially causing a substantial delay in one or more of our development programs until adequate replacement personnel could be hired and trained. We do not have key man life insurance policies on the lives of most of our key personnel.

Our ability to maintain operations at our Sherbrooke facility depends in part on our ability to attract and retain skilled manufacturing workers, equipment operators, engineers and other technical personnel. Demand for these workers is currently high and the supply is limited, particularly in the case of skilled and experienced machinists and engineers. Further, we may be faced with increased training costs and reduced productivity as it trains new employees hired to meet our production needs. Additionally, a significant increase in the wages paid by competing employers could result in a reduction in our skilled labor force, increases in the rates of wages we must pay or both. If our compensation costs increase or we cannot attract and retain skilled labor, including engineers and machinists, our earnings could be reduced, and production capacity at our Sherbrooke plant and growth potential could be impaired.

Insurance coverage, even where available, may not be sufficient to cover losses we may incur.

Our business exposes us to the risk of liabilities arising from our operations. For example, we may be liable for claims brought by users of our products or by employees, customers or other third parties for personal injury or property damage occurring in the course of our operations. We seek to minimize these risks through various insurance contracts from third-party insurance carriers. However, our insurance coverage is subject to large individual claim deductibles, individual claim and aggregate policy limits, and other terms and conditions. We retain an insurance risk for the deductible portion of each claim and for any gaps in insurance coverage. We do not view insurance, by itself, as a material mitigant to these business risks.

We cannot assure that our insurance will be sufficient to cover our losses. Any losses that insurance does not substantially cover could have a material adverse effect on our business, results of operations, financial condition and cash flows. The insurance industry has become more selective in offering some types of insurance, such as product liability, product recall, property and directors’ and officers’ liability insurance. Our current insurance program is consistent with both our past level of coverage and our risk management policies. However, we cannot assure that we will be able to obtain comparable insurance coverage on favorable terms, or at all, in the future.

If our risk management methods are not effective, our business, reputation and financial results may be adversely affected.

We have methods to identify, monitor and manage our risks; however, these methods may not be fully effective. Some of our risk management methods may depend upon evaluation of information regarding markets, customers or other matters that are publicly available or otherwise accessible by us. That information may not in all cases be accurate, complete, up-to-date or properly evaluated. If our methods are not fully effective or we are not successful in monitoring or evaluating the risks to which we are or may be exposed, our business, reputation, financial condition and operating results could be materially and adversely affected. In addition, our insurance policies may not provide adequate coverage.

19

We may incur material product liability claims, which could increase our costs and adversely affect our reputation, revenues and operating income.

As a distributor and manufacturer of products designed for human consumption, we are subject to product liability claims if the use of our products is alleged to have resulted in injury. Our products generally consist of nutraceuticals products. Our products could contain contaminated substances, and new products could contain ingredients that do not have long histories of human consumption. Previously unknown adverse reactions resulting from human consumption of these ingredients could occur.

In addition, third-party manufacturers produce many of the products we sell. We rely on these manufacturers to ensure the integrity of their ingredients and formulations. As a distributor of products manufactured by third parties, we may also be liable for various product liability claims for products we do not manufacture.

Although our purchase agreements with our third-party vendors typically require the vendor to indemnify us to the extent of any such claims, any such indemnification is limited by its terms. Moreover, as a practical matter, any such indemnification is dependent on the creditworthiness of the indemnifying party and its insurer, and the absence of significant defenses by the insurers. We may be unable to obtain full recovery from the insurer or any indemnifying third-party in respect of any claims against us in connection with products manufactured by such third-party.

We may be subject to various product liability claims, including, among others, that our products include inadequate instructions for use or inadequate warnings concerning possible side effects and interactions with other substances. We have a product liability insurance, renewable on an annual basis, to cover civil liability claims relating to our products in an amount equal to $10,000,000 per year for all such claims. Even with adequate insurance and indemnification, product liability claims could significantly damage our reputation and consumer confidence in our products. Our litigation expenses could increase as well, which also could have a material adverse effect on our results of operations even if a product liability claim is unsuccessful or is not fully pursued.

We may experience product recalls, which could reduce our sales and margin and adversely affect our results of operations.

We may be subject to product recalls, withdrawals or seizures if any of the products we formulate, manufacture or sell are believed to cause injury or illness or if we are alleged to have violated governmental regulations in the manufacturing, labeling, promotion, sale or distribution of such products. Any recall, withdrawal or seizure of any of the products we formulate, manufacture or sell would require significant management attention, could result in substantial and unexpected expenditures and could materially and adversely affect our business, financial condition or results of operations.

Furthermore, a recall, withdrawal or seizure of any of our products could materially and adversely affect consumer confidence in our brands and decrease demand for our products and the market price of our securities. As is common in our industry, we rely on our third-party vendors to ensure that the products they manufacture and sell to us comply with all applicable regulatory and legislative requirements as well as the integrity of ingredients and proper formulation. In general, we seek representations and warranties, indemnification and/or insurance from our vendors. However, even with adequate insurance and indemnification, any claims of non-compliance could significantly damage our reputation and consumer confidence in our products, and could materially and adversely affect the market price of our common stock. In addition, the failure of such products to comply with the representations and warranties regarding such products that we receive from our third-party vendors, including compliance with applicable regulatory and legislative requirements, could prevent us from marketing the products or require us to recall or remove such products from the market, which in certain cases could materially and adversely affect our business, financial condition and results of operation.

20

Our operations are subject to environmental and health and safety laws and regulations that may increase our cost of operations or expose us to environmental liabilities.

Our krill oil extraction process involves the use of certain hazardous materials, including acetone. Our operations are subject to environmental and health and safety laws and regulations, and some of our operations require environmental permits and controls to prevent and limit pollution of the environment. We could incur significant costs as a result of violations of, or liabilities under, such laws and regulations, or to maintain compliance with such laws or regulations. New laws, changes in existing laws or the interpretation thereof, or the development of new facts or changes in their processes could also cause us to incur additional capital and operating expenditures to maintain compliance with such laws and regulations. There can be no assurance that we will not be required to incur significant costs to comply with regulatory requirements in the future, or that our operations, business or assets will not be materially adversely affected by current or future legislative or regulatory requirements. We have no immediate plans for major capital expenditures in respect of environmental protection installations.

Should we want to increase the production capacity of our Sherbrooke plant, we could be required to obtain regulatory permits from regulatory authorities. We may not be successful in obtaining such permits on favourable terms or at all, or in a timely manner. Any of the foregoing could have a material adverse effect on our business, operations and financial condition.

We must successfully maintain and/or upgrade our information technology systems, and our failure to do so could have a material adverse effect on our business, financial condition or results of operations.

We rely on various information technology systems to manage our operations. Over the last several years, we have implemented, and we continue to implement, modifications and upgrades to such systems, including changes to legacy systems, replacing legacy systems with successor systems with new functionality, and acquiring new systems with new functionality. These types of activities subject us to inherent costs and risks associated with replacing and changing these systems, including impairment of our ability to fulfill customer orders, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time and other risks and costs of delays or difficulties in transitioning to or integrating new systems into our current systems. These implementations, modifications and upgrades may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. In addition, the difficulties with implementing new technology systems may cause disruptions in our business operations and have a material adverse effect on our business, financial condition or results of operations.

Privacy protection is increasingly demanding, and we may be exposed to risks and costs associated with security breaches, data loss, credit card fraud and identity theft that could cause us to incur unexpected expenses and loss of revenue as well as other risks.

The protection of customer, employee, suppliers and other business data is critical to us. Federal, state, provincial and international laws and regulations govern the collection, retention, sharing and security of data that we receive from and about our employees, customers and suppliers. The regulatory environment surrounding information security and privacy has been increasingly demanding in recent years, and may see the imposition of new and additional requirements by provincial, state and federal governments as well as foreign jurisdictions in which we do business. Compliance with these requirements may result in cost increases due to necessary systems changes and the development of new processes to meet these requirements by us. In addition, customers have a high expectation that we will adequately protect their personal information. If we or our service providers fail to comply with these laws and regulations or experience a significant breach of customer, employee, supplier or other company data, our reputation could be damaged and result in an increase in service charges, suspension of service, lost sales, fines or lawsuits.

The use of credit payment systems makes us more susceptible to a risk of loss in connection with these issues, particularly with respect to an external security breach of customer information that we or third parties (including those with whom we have strategic alliances) under arrangements with us control. A portion of our sales require the collection of certain customer data, such as credit card information. In order for our sales channel to function, we and other parties involved in processing customer transactions must be able to transmit confidential information, including credit card information, securely over public networks. In the event of a security breach, theft, leakage, accidental release or other illegal activity with respect to employee, customer, supplier or other company data, we could become subject to various claims, including those arising out of thefts and fraudulent transactions, and may also result in the suspension of credit card services. This could cause consumers to lose confidence in our security measures, harm our reputation as well as divert management attention and expose us to potentially unreserved claims and litigation. Any loss in connection with these types of claims could be substantial. In addition, if our electronic payment systems are damaged or cease to function properly, we may have to make significant investments to fix or replace them, and we may suffer interruptions in our operations in the interim. In addition, we are reliant on these systems, not only to protect the security of the information stored, but also to appropriately track and record data. Any failures or inadequacies in these systems could expose us to significant unreserved losses, which could materially and adversely affect our earnings and the market price of securities. Our brand reputation would likely be damaged as well.

21

We are subject to foreign currency fluctuations.

We are exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Currency risk relates to the portion of our business transactions denominated in currencies other than the Canadian dollar. During Fiscal 2017, approximately 67% of our revenues were in U.S. dollars, and 7% were in Euros, while the majority of our costs were in Canadian dollars. If the values of foreign currencies including the United States dollar and Euro fluctuate significantly more than expected in the foreign exchange markets, our operating results and financial condition may be adversely affected.

We use hedging strategies to a limited extent by entering into currency forwards to purchase or sell amounts of foreign currency in the future at predetermined exchange rates. The purpose of these currency forwards is to fix the risk of fluctuations in future exchange rates. Significant fluctuations in the rate of exchange could adversely affect our financial performance. There is a risk of loss arising from an eventual weakening of the U.S. dollar or Canadian dollar and British Pound Sterling (GBP)).

We may not achieve our publicly announced milestones on time.

From time to time, we may publicly announces the timing of certain events we expect to occur. These statements are forward-looking and are based on the best estimate of management at the time relating to the occurrence of such events. However, the actual timing of such events may differ from what has been publicly disclosed. The timing of events may ultimately vary from what is publicly disclosed. We undertake no obligation to update or revise any foward-looking information, whether as a result of new information, future events or otherwise, after the distribution of this AIF, except as otherwise required by law. Any variation in the timing of certain events having the effect of postponing such events could have a material adverse effect on the Corporation’s business plan, financial condition or operating results.

We could lose our control of Acasti.

We currently own approximately 34% of Acasti Common Shares issued and outstanding, two members of Neptune’s Board of Directors are also members of Acasti’s Board of Directors. As a result, we exercise de facto control over Acasti as of March 31, 2017. However, if all outstanding warrants and options of Acasti were to be exercised, our ownership interest in Acasti’s Common Shares would fall to approximately 23% . If our ownership of Acasti’s Common Shares declines, we may lose our ability to elect members of Neptune’s Board of Directors to Acasti’s board of directors and to otherwise exercise control over Acasti. A further reduction of our control over Acasti, could, among other things result in:

•	investors and analysts placing a different, and possibly lower, value on our Common Shares to reflect a lower degree of exposure by Neptune to Acasti’s krill oil-based pharmaceutical business;

•	Acasti making decisions in connection with the development and commercialization of Acasti’s products with less or no involvement and approval from Neptune; and

•	a different presentation of Neptune’s financial statements as relates to Acasti, including assets and any future revenues generated by Acasti which would not be directly included in Neptune’s consolidated financial statements.

22

We do not expect to provide material capital to Acasti in the short term and therefore, our ownership interest in Acasti may continue to decline.

The current and future clinical trials of Acasti may prove unsuccessful or be delayed by certain factors.

We are not able to predict the results of pre-clinical and clinical testing of Acasti’s product candidates. It is not possible to predict, based on studies or testing in laboratory conditions or in animals, whether a product candidate will prove to be safe or effective in humans. Further, preclinical and clinical data may not be sufficient to support approval to commercialize a product. Pre-clinical and clinical data must be developed under strict regulatory standards and may be found, on review by health regulatory authorities, to be of insufficient quality to support an application for commercialization of a product. In addition, success in one stage of testing is not necessarily an indication that the particular product will succeed in later stages of testing and development. Further, clinical trials require the enrollment of patients and Acasti may experience difficulties identifying and enrolling suitable human subjects for ongoing and future trials of its products. This could be as a result of a number of factors including, but not limited to, design protocol, the size of the available patient population, the eligibility criteria for participation in the clinical trials, and the availability of clinical trial sites.

Acasti’s ability to commercialize any of its products, including CaPre®, is dependent upon the success of product development efforts and the success of clinical studies. If these clinical trials and product development efforts fail to produce satisfactory results, or if Acasti is unable to maintain the financial and operational capability to complete these development efforts, it may be unable to generate revenues for this and other product candidates.

A number of companies in the life sciences industry have suffered significant setbacks in advanced clinical trials, even after positive results in earlier trials. Share prices of biotechnology companies have declined significantly in certain instances where clinical results were not favourable, were perceived negatively or otherwise did not meet expectations. Unfavourable results or negative perceptions regarding the results of pre-clinical or clinical trials for any of Acasti’s product candidates currently under development could cause the Corporation’s share price to decline significantly.

Acasti is subject to risks affecting emerging biopharmaceutical companies.

Acasti is subject to risks affecting emerging biopharmaceutical companies. For example, Acasti’s prospects depend entirely on the success of CaPre®, which is still in clinical development, and Acasti may not be able to obtain required regulatory approvals for CaPre® or to generate revenues from CaPre®. Acasti may encounter difficulties enrolling patients in its planned Phase III program, and in that case its development activities for CaPre® could be delayed or otherwise adversely affected. CaPre® could face competition from products for which no prescription is required. Acasti may be unable to develop alternative product candidates and even if Acasti receives regulatory approval for CaPre®, Acasti still may not be able to successfully commercialize it and the revenue that Acasti generates from its sales, if any, may be limited. Even if Acasti receives regulatory approval for CaPre®, it may just be for a limited indication. Termination or suspension of, or delays in the commencement or completion of, any necessary future studies of CaPre® for any indications could occur. Clinical drug development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results. Acasti relies on third parties to conduct its clinical trials for CaPre®, for the manufacturing, production and supply of CaPre® and may be adversely affected if those third parties are unable or unwilling to fulfill their obligations. Even if Acasti obtains FDA approval of CaPre®, Acasti may never obtain approval or commercialize it outside of the United States, which would limit our ability to realize CaPre®’s full market potential. For a complete description of such risks, see the “Risk Factors” section in the Form 20-F of Acasti for the fiscal year ended March 31, 2017, available under Acasti’s profile on SEDAR at www.sedar.com and EDGAR at at www.sec.gov/edgar.html.

We may be subject to additional claims against us relating to the incident at our plant.

We could become subject to additional penal, criminal or other proceedings related to the incident at our Sherbrooke facility in November 2012, and if any damages or other measures are imposed against us pursuant to such proceedings, they could be significant and have a material adverse effect on our business, results and financial condition. Addressing any negative publicity and any resulting litigation may distract management, increase costs and divert resources, which could also have a material adverse effect on our business, financial condition or results of operations.

23

We may be negatively impacted by the value of our intangible assets.

We are required to review the carrying value of our intangible assets for impairment annually or when events change. Intangible assets include net book value of product rights, trademarks and process know-how covered by certain patented and non-patented information. Management reviews the carrying value based on projected future results. If events such as generic competition or inability to manufacture or obtain supply of product occur that may cause sales of the related products to decline, we adjust the projected results accordingly. Any impairment in the carrying value results in a write-down of the intangible asset that is charged to income during the period in which the impairment is determined. Any write-down of intangible assets may have a material adverse effect on our results of operations in the period in which the write-down occurs.

Risks Related to the Our Intellectual Property

Our commercial success depends, in part, on our intellectual property rights.

Our success depends in part on our ability to develop products, obtain patents, protect our trade secrets and operate without infringing third-party exclusive rights or without others infringing our exclusive rights or those granted to us under license. We have filed and are actively pursuing patent applications in Canada, the United States, Australia and elsewhere. The patent position of a corporation is generally uncertain and involves complex legal, factual and scientific issues, several of which remain unresolved. We do not know whether our pending patent applications will be granted and whether we will be able to develop other patentable proprietary technology and/or products. Furthermore, we cannot be completely certain that our existing or future patents provide a definitive and competitive advantage or afford protection against competitors with similar technology. Furthermore, we cannot give any assurance that such patents will not be challenged or circumvented by others using alternative technology or whether existing third-party patents will prevent us from marketing our products. In addition, competitors or potential competitors may independently develop, or have independently developed products as effective as ours or invent or have invented other products based on our patented products.

If third-party licenses are required, we may not be able to obtain them, or if obtainable, they may not be available on reasonable terms. Furthermore, we could develop or obtain alternative technologies related to third-party patents that may inadvertently cover its products. Inability to obtain such licenses or alternative technologies could delay the market launch of certain of our products, or even prevent us from developing, manufacturing or selling certain products. In addition, we could incur significant costs in defending ourselves in patent infringement proceedings initiated against us or in bringing infringement proceedings against others.

In some cases, we cannot determine with any certainty whether we have priority of invention in relation to any new product or new process covered by a patent application or if we were the first to file a patent application for any such new invention. Furthermore, in the event of patent litigation there can be no assurance that our patents would be held valid or enforceable by a court of competent jurisdiction or that a court would rule that the competitor’s products or technologies constitute patent infringement.

Moreover, part of our technological know-how constitutes trade secrets. We require that our employees, consultants, advisers and collaborators sign confidentiality agreements. However, these agreements may not provide adequate protection in the event of unauthorized use or disclosure of our trade secrets, know-how or other proprietary information.

Claims that our technology or products infringe on intellectual property rights of others could be costly to defend or settle, could cause reputational injury and would divert the attention of our management and key personnel, which in turn could have a material adverse effect on our business, results of operations, financial condition and cash flows.

24

A failure by us to protect our intellectual property may have a material adverse effect on our ability to develop and commercialize our products.

We will be able to protect our intellectual property rights from unauthorized use by third parties only to the extent that our intellectual property rights are covered and protected by valid and enforceable patents or are effectively maintained as trade secrets. We try to protect our intellectual property position by, among other things, filing patent applications related to our proprietary technologies, inventions and improvements that are important to the development of our business.

Because the patent position of companies involves complex legal and factual questions, the issuance, scope, validity, and enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated, reexamined or circumvented. If our patents are invalidated or found to be unenforceable, we would lose the ability to exclude others from making, using or selling the inventions claimed. Moreover, an issued patent does not guarantee us the right to use the patented technology or commercialize a product using that technology. Third parties may have blocking patents that could be used to prevent us from developing our product candidates, selling our products or commercializing our patented technology. As a result, patents that we own may not allow us to exploit the rights conferred by our intellectual property protection.

We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality agreements with parties who have access to such confidential information, such as our current and prospective suppliers, distributors, manufacturers, commercial partners, employees and consultants. Any of these parties may breach the agreements and disclose confidential information to our competitors. It is possible that a competitor will make unauthorized use of such information, and that our competitive position could be disadvantaged.

Enforcing a claim that a third party infringes on, has illegally obtained or is using an intellectual property right, including a trade secret or know-how, is expensive and time-consuming and the outcome is unpredictable. In addition, enforcing such a claim could divert management’s attention from our business. If any intellectual property right were to be infringed by, disclosed to or independently developed by a competitor, our competitive position could be harmed. Any adverse outcome of such litigation or settlement of such a dispute could subject us to significant liabilities, could put one or more of our patents at risk of being invalidated or interpreted narrowly, could put one or more of our pending patent applications at risk of not issuing, or could facilitate the entry of generic products. Any such litigation could also divert our research, technical and management personnel from their normal responsibilities.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. For example, confidential information may be disclosed, inadvertently or as ordered by the court, in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. This disclosure would provide our competitors with access to our proprietary information and may harm our competitive position.

Risks Related to Our Industry

We are subject to significant government regulations.

The research, development, production and commercialization of our products is generally subject to comprehensive regulations under legislation and regulations enforced by Health Canada and other regulatory bodies in Canada and various regional, national and local regulatory bodies, including the FDA in the United States. See “General Development of the Corporation - Regulatory Environment”. These regulations may require the (i) approval of manufacturing facilities, including adhering to GMPs during the production, storage, controlled research and quality testing of products, (ii) review and approval of applications to establish the safety and efficacy of the product for each marketing claim sought, and (iii) the control of marketing activities. The process of obtaining required approvals (such as from the FDA and Health Canada) can be costly, time consuming and without guaranteed certainty of approval. Regulatory authorities may change processes, laws, regulations and policies related to product development or commercialization and business operations and require us to make changes to the product, our claims or our operations. We could encounter difficulties or incur excessive costs in obtaining the necessary approvals or permits, which could delay or prevent the commercialization and production of our new products.

25

In December 2006, the U.S. Congress passed legislation requiring companies that manufacture or distribute dietary supplements to report serious adverse events allegedly associated with their products to the FDA and institute recordkeeping procedures for all alleged adverse events (serious and non-serious). The legislation requires manufacturers and distributors of dietary supplements to report to the FDA any serious adverse event reports received, even if the party making the report provides no medical or other information to the manufacturer or distributor. There is a risk that consumers, the press or government regulators could misinterpret adverse event reports as evidence of causation by the ingredient or product complained of, which could lead to consumer confusion, damage to our reputation, banned or recalled ingredients or products, increased insurance costs, class action litigation and a potential increase in product liability litigation, among other things. Distribution of our products outside Canada and the United States is also subject to comprehensive government regulation. Regulations, specifically requirements in respect of product releases on the market and the time involved in respect of regulatory assessment and the sanctions imposed in the event of infringement vary from country to country. No assurance can be given that we will obtain the requisite approvals in the relevant countries or that we will not incur significant expense in obtaining regulatory approvals or maintaining them in effect.

Failure to obtain the necessary regulatory approvals, the suspension or revocation of current approvals or any failure to comply with regulatory requirements may have a material adverse effect on our operations, financial situation and operating results.

Acasti is developing products and product candidates for the pharmaceutical market. Products intended for therapeutic use for humans are governed by a wide array of regulatory agencies. For most of these products, applicable regulations require testing and government review and approval prior to marketing the product. This procedure can take a number of years and involves the expenditure of substantial resources. Any failure or delay by the Corporation to obtain regulatory approvals or clearances could adversely affect the marketing of any products it developed and its ability to generate product revenue. There can be no assurance that any of Acasti’s pharmaceutical product candidates will be approved by any regulatory agency on a timely basis, or at all. Regulatory approval in Canada, Europe and the United States does not assure approval by other national regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

In the event that a regulatory authority revokes any clearances or approvals granted in respect of Acasti’s pharmaceutical products, our business and financial condition could be adversely affected. Numerous statutes and regulations govern the manufacture and sale of pharmaceutical products in Canada, the United States and other countries where Acasti markets or intends to market its products. Such laws and regulations govern, among other things, the approval of manufacturing facilities, testing procedures and controlled research, non-clinical and clinical data required prior to and after marketing approval, compliance with GMP affecting production and storage, the advertising and labelling of products and the reporting of adverse events. Failure to comply with statutes and regulations could result in warning letters, fines and other civil penalties, unanticipated expenditures, withdrawal of regulatory approval, delays in approving or refusing to approve a product, product recall or seizure, interruption of production, operating restrictions, injunctions or criminal sanctions. We and our manufacturers and suppliers are also subject to numerous federal, state, provincial and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances.

The global regulatory environment continues to evolve with changes to regulations, rules, standards and guidelines and the establishment of new health authorities and/or mergers of divisions within them. Our existing or future regulatory clearances or approvals may be negatively affected as a result of such changes or reorganization.

We are heavily dependent on the export of products to the United States. The FDA is able to block the import entry of any product that “appears” to violate U.S. law, which represents a low evidentiary standard for the FDA. Future changes in U.S. requirements and interpretations of those requirements, coupled with the “appears” to violate the law standard for refusing entry of imported products, increases the possibility that our products may not have full access to the U.S. market and poses additional risks to our business.

26

The market for our products could not been fully defined.

We believe that products based on our core technology will have numerous applications and that there is a market for the products that we have developed. However, there can be no assurance that these assumptions will prove justified, particularly considering competition from existing or new products and considering the uncertain commercial viability of our products. Therefore, there can be no assurance that any of our products in development or products recently launched will achieve market acceptance.

The degree of market acceptance for our products and those of our customers will depend upon a number of factors, including competitive pricing, the extent to which the products fulfill customer expectations and demands, the receipt of regulatory approvals, the establishment and demonstration of the efficacy and safety of the products, the establishment and demonstration of the potential advantages over competing products and, in the case of pharmaceuticals, the establishment and demonstration of the potential advantages over existing and new treatment methods and the reimbursement policies of government and third-party payers, and in the case of our nutraceuticals, the acceptance of the listing of the product and appropriate distribution with large retailers. There can be no assurance that consumers, physicians, patients, payers, the medical community in general, distributors or retailers will accept and utilize any existing or new products that may be developed by the Corporation.

Legislative or regulatory reform of the health care system may adversely affect our business and financial condition.

Acasti’s revenues from sales of pharmaceutical products will depend in part on reimbursement policies and regulations of government health administration authorities, private health insurers and other organizations. The business and financial condition of pharmaceutical companies will continue to be affected by the efforts of governments and third-party payers to contain or reduce the costs of health care through various means. For example, in certain markets, including Canada, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar government controls. In addition, an increasing emphasis on managed health care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing. In Canada, the United States and elsewhere, sales of prescription pharmaceutical products are dependent, in part, on the availability of reimbursement to the consumer from third-party payers, such as government and private insurance plans. Third-party payers are increasingly challenging the prices charged for medical products and services. To the extent Acasti succeeds in bringing new products to market, there can be no assurance that these products will be considered cost-effective and reimbursement to consumers will be available or will be sufficient to allow the sale of these products on a competitive basis. Acasti may not be able to obtain prices for its products under development that will make them commercially viable.

Risks relating to the Medical Cannabis Industry

“Controlled Substances”

Since we aim to develop products containing substances related to the cannabis plant and may therefore be classified as “controlled substances”, their regulatory approval may generate public controversy. Political and social pressures and adverse publicity could lead to delays in approval of, and increased expenses for, our potential products. Adverse publicity from cannabis misuse or adverse side effects from cannabis or other cannabinoid products may adversely affect the commercial success achievable for our potential products. Even at its current exploratory stage, the nature of our potential cannabinoid business may attract a high level of public and media interest, and in the event of any resultant adverse publicity, our reputation may be harmed.

Specific Regulatory Risks

The Corporation operates in a new industry which is highly regulated, highly competitive and evolving rapidly. As such, new risks may emerge, and management may not be able to predict all such risks or be able to predict how such risks may result in actual results differing from the results contained in any forward-looking statements. If the government of Canada was to enact or amend laws relating to the cannabis industry, it may decrease the size of, or eliminate entirely, the market for the Corporation’s potential products, may introduce significant new competition into the market and may otherwise potentially materially and adversely affect the Corporation’s potential cannabis business.

27

Risks Related to Our Securities

The following risk factors apply with respect to our securities.

The price of our shares may fluctuate.

Market prices for securities in general, and that of pharmaceutical and nutraceutical companies in particular, tend to fluctuate. Factors such as the announcement to the public or in various scientific or industry forums of technological innovations, new commercial products, patents, patent infringement claims (whether brought by us against third parties or claimed against us), exclusive rights obtained by us or others, results of pre-clinical and clinical studies by us or others, a change of regulations, publications, financial results, public concerns over the risks of pharmaceutical products and dietary supplements, future sales of securities by us or our shareholders and many other factors could have considerable effects on the price of our securities. There can be no assurance that the market price of the Common Shares will not experience significant fluctuations in the future.

The market price of our shares could decline as a result of future issuances or actual or potential sales.

The market price of the Common Shares could decline as a result of future issuances by us or sales by existing holders of Common Shares, or the perception that these sales could occur. Sales by shareholders might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate, which could reduce our ability to raise capital and have an adverse effect on our business.

The market price of our shares could decline as a result of operating results falling below the expectations of investors or fluctuations in operating results each quarter.

Our revenues and expenses may fluctuate significantly and any failure to meet financial expectations may disappoint securities analysts or investors and result in a decline in the price of our Common Shares. Our revenues and expenses have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our share price to decline. Some of the factors that could cause revenues and expenses to fluctuate include the following:

•	the inability to complete product development in a timely manner that results in a failure or delay in receiving the required regulatory approvals or allowances to commercialize product candidates;

•	the timing of regulatory submissions and approvals;

•	the timing and willingness of any current or future collaborators to invest the resources necessary to commercialize our products;

•	the outcome of any litigation;

•	changes in foreign currency fluctuations;

•	the timing of achievement and the receipt of milestone payments from current or future third parties;

•	failure to enter into new or the expiration or termination of current agreements with third parties;

•	failure to introduce our products to the market in a manner that generates anticipated revenues; and

•	timing to purchase vast quantity of freshly harvested krill for the production of our krill oil based products due to the seasonal nature of the raw material, and the negative impact on our cash-flow levels.

If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our Common Shares could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially.

28

We do not currently intend to pay any cash dividends on our Common Shares in the foreseeable future.

We have never paid any cash dividends on our Common Shares. We do not anticipate paying any cash dividends on our Common Shares in the foreseeable future because, among other reasons, we currently intend to retain any future earnings to finance our business. The future payment of cash dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, our general financial condition and other factors our board of directors may consider appropriate in the circumstances. Until we pay cash dividends, which we may never do, our shareholders will not be able to receive a return on their Common Shares unless they sell them.

There can be no assurance that an active market for our securities will be sustained.

There can be no assurance that an active market for our Common Shares will be sustained. Holders of our Common Shares may be unable to sell their investments on satisfactory terms. As a result of any risk factor discussed herein, the market price of our securities at any given point in time may not accurately reflect the long-term value of the Corporation. Furthermore, responding to these risk factors could result in substantial costs and divert management’s attention and resources. Substantial and potentially permanent declines in the value of the Common Shares may result and adversely affect the liquidity of the market for our Common Shares.

Other factors unrelated to our performance that may have an effect on the price and liquidity of our Common Shares include: extent of analytical coverage; lessening in trading volume and general market interest in the securities; the size of our public float; and any event resulting in a delisting of securities.

Certain Canadian laws could delay or deter a change of control.

The Investment Canada Act (Canada) subjects an acquisition of control of a Corporation by a non-Canadian to government review if the value of the assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be a net benefit to Canada.

Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for our shareholders to sell their shares.

We may pursue opportunities or transactions that may adversely affect our business and financial condition.

Our management, in the ordinary course of our business, regularly explores potential strategic opportunities and transactions. These opportunities and transactions may include strategic joint venture relationships, significant debt or equity investments in Neptune by third parties, the acquisition or disposition of material assets, the licensing, acquisition or disposition of material intellectual property, the development of new product lines or new applications for our existing products, significant distribution arrangements, the sale of all of the shares of Neptune and other similar opportunities and transactions. The public announcement of any of these or similar strategic opportunities or transactions might have a significant effect on the price of our securities. Our policy is to not publicly disclose the pursuit of a potential strategic opportunity or transaction unless we are required to do so by applicable law, including applicable securities laws relating to continuous disclosure obligations. There can be no assurance that investors who buy or sell our securities are doing so at a time when we are not pursuing a particular strategic opportunity or transaction that, when announced, would have a significant effect on the price of our securities.

In addition, any such future corporate development may be accompanied by certain risks, including exposure to unknown liabilities of the strategic opportunities and transactions, higher than anticipated transaction costs and expenses, the difficulty and expense of integrating operations and personnel of any acquired companies, disruption of our ongoing business, diversion of management’s time and attention, and possible dilution to shareholders. We may not be able to successfully overcome these risks and other problems associated with any future acquisitions and this may adversely affect our business and financial condition.

29

Risks Related to Our Status as a Foreign Private Issuer

As a foreign private issuer, we are subject to different U.S. Securities laws and regulations than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

We are a foreign private issuer under applicable U.S. federal securities laws. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell Common Shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the U.S. Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer.

U.S. investors may be unable to enforce certain judgments.

Neptune is a corporation existing under the Business Corporations Act (Québec). A number of our directors and officers are residents of Canada or other jurisdictions outside of the United States, and substantially all of our assets are located outside the United States. As a result, it may be difficult to effect service within the United States upon the Corporation or upon its directors and officers. Execution by United States courts of any judgment obtained against the Corporation or any of the Corporation’s directors or officers in United States courts may be limited to the assets of such companies or such persons, as the case may be, located in the United States. It may also be difficult for holders of securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon civil liability and the civil liability of the Corporation’s directors and executive officers under the United States federal securities laws. The Corporation has been advised that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States, would likely be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. However, there may be doubt as to the enforceability in Canada against these non-U.S. entities or their controlling persons, directors and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of courts of the United States, of liabilities predicated solely upon U.S. federal or state securities laws.

Dividends

We do not anticipate paying any dividend on our Common Shares in the foreseeable future. We presently intend to retain future earnings to finance the expansion and growth of our business. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements and other factors the Board of Directors deems relevant. In addition, the terms of any future debt or credit facility may preclude us from paying dividends.

Description of Our Share Capital

Our authorized share capital is comprised of an unlimited number of Common Shares and an unlimited number of preferred shares (“Preferred Shares”), issuable in one or more series. In accordance with our articles of incorporation, we created the “Series A Preferred Shares”, which are non-voting shares.

30

As at March 31, 2017, there were a total of (i) 77,945,548 Common Shares and no Preferred Shares issued and outstanding, (ii) 774,174 warrants to purchase Common Shares issued and outstanding, (iii) 4,240,000 options to purchase Common Shares issued outstanding, and (iv) 425,354 deferred share units issued and outstanding.

Common Shares

Voting Rights

Each Common Share entitles its holder to receive notice of, and to attend and vote at, all annual or special meetings of the shareholders of the Corporation. Each Common Share entitles its holder to one vote at any meeting of the shareholders, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to statutory provisions or the specific attributes of this class or series.

Dividends

Subject to the prior rights of the holders of Preferred Shares ranking before the Common Shares as to dividends, the holders of Common Shares are entitled to receive dividends as declared by the board of directors of the Corporation from the Corporation’s funds that are duly available for the payment of dividends.

Winding-up and Dissolution

In the event of the Corporation’s voluntary or involuntary winding-up or dissolution, or any other distribution of the Corporation’s assets among its shareholders for the purposes of winding up its affairs, the holders of Common Shares shall be entitled to receive, after payment by the Corporation to the holders of Preferred Shares ranking prior to Common Shares regarding the distribution of the Corporation’s assets in the case of winding-up or dissolution, share for share, the remainder of the property of the Corporation, with neither preference nor distinction.

Preferred Shares

The Preferred Shares carry no voting rights. Preferred Shares may be issued at any time, in one or more series. The Corporation’s board of directors has the power to set the number of Preferred Shares and the consideration per share, as well as to determine the provisions attaching to each series of Preferred Shares (including dividends, redemption rights and conversion rights, where applicable). The shares in each series of Preferred Shares rank prior to the Common Shares of the Corporation with regard to payment of dividends, reimbursement of capital and division of assets in the event of the Corporation’s winding-up or dissolution. The holders of Preferred Shares shall not be entitled to receive notice of, or to attend or vote at the meetings of the shareholders, except: (i) in the event of a separate meeting or vote by class or by series as specified by law, (ii) where entitled to vote by class or series on amendments to the attributes attaching to the class or series, or (iii) where applicable, in the event of the Corporation’s omission to pay the number of periodical dividends, whether consecutive or not, as applicable to any series.

The board of directors of the Corporation has passed a by-law creating the Series A Preferred Shares. Series A Preferred Shares may be issued only as part of an acquisition by the Corporation of other companies or material assets. Series A Preferred Shares are non-voting, and entitle holders thereof to a fixed, preferential and non-cumulative annual dividend of 5% of the amount paid for the said shares.

31

Market for Our Securities

The Common Shares are listed and posted for trading on the TSX under the symbol “NEPT” and NASDAQ under the symbol “NEPT”.

Trading Prices and Volumes

The following table sets out the high and low prices and total trading volume of the Common Shares as reported by the TSX and NASDAQ for each month of our Fiscal 2017.

Period	TSX (CDN$)				NASDAQ (US$)
	High	Low	Average Daily Volume	Total Monthly Volume	High	Low	Average Daily Volume	Total Monthly Volume
March 2017	1.45	1.30	26,699	614,067	1.09	0.98	79,578	1,830,284
February 2017	1.48	1.32	36,705	697,401	1.12	1.00	109,129	2,073,449
January 2017	1.65	1.29	36,948	775,899	1.25	0.97	180,932	3,618,641
December 2016	1.48	1.25	43,902	878,049	1.12	0.94	386,146	8,109,056
November 2016	1.60	1.28	35,085	771,860	1.22	0.96	515,762	10,315,242
October 2016	2.02	1.39	73,746	1,474,926	1.53	1.05	397,334	8,344,022
September 2016	1.45	1.23	51,559	1,082,742	1.11	0.95	203,337	4,270,071
August 2016	1.43	1.18	27,642	608,129	1.10	0.92	57,272	1,317,254
July 2016	1.48	1.18	35,025	700,504	1.13	0.91	125,370	2,507,397
June 2016	1.68	1.30	15,884	349,452	1.28	0.99	43,505	957,120
May 2016	1.68	1.26	39,220	823,627	1.29	0.98	61,198	1,285,162
April 2016	1.53	1.21	46,012	966,258	1.21	0.95	64,025	1,344,519
March 2016	1.54	1.08	34,365	756,027	1.17	0.86	93,309	2,052,798

Issuance of Securities

For information in respect of options and warrants to purchase Common Shares and Common Shares issued or issuable upon the exercise of options and warrants, see the notes to our Fiscal 2017 financial statements. We did not otherwise issue any class of securities of Neptune that is not listed or quoted on a marketplace during Fiscal 2017.

32

Directors and Officers

Directors

The table below sets out the name, place of residence, principal occupation and security holding in the Corporation and the period during which each such director has so served as well as the member of each committee of the Board of Directors as of the date hereof. Directors are elected at each annual shareholders meeting for a term that expires on the date of the Corporation’s next annual shareholders meeting or until his or her successor is duly elected, unless prior thereto the director resigns or otherwise vacates office.

Name and Place of Residence	Principal Occupation	Position Within the Corporation	Year of Nomination as Director of the Corporation	Common Shares, Directly or Indirectly, Beneficially Owned as of March 31, 2017
Pierre Fitzgibbon Québec, Canada	Managing Partner at Walter Capital Partners	Director and Chairman of the Board	2014	100,000
Katherine Crewe (2) Québec, Canada	Chair, Tec Canada	Director	2015	-
Ronald Denis (2) Québec, Canada	Chief of Surgery at Hôpital du Sacré-Coeur, Montréal	Director	2000	87,915
James S. Hamilton Québec, Canada	President and Chief Executive Officer of the Corporation	Director, President and Chief Executive Officer	2015	59,500
John Moretz (2) North Carolina, United States	Chief Executive Officer and President, Moretz Marketing LLC	Director and Chair of the Governance and Human Resources Committee	2014	1,776,807
Victor Neufeld (1) Ontario, Canada	President and Chief Executive Officer of Aphria Inc.	Director	2016	10,000
François R. Roy (1) Québec, Canada	Corporate Director	Director and Chair of the Audit Committee	2015	-
Richard P. Schottenfeld (1) New York, United States	Managing Partner & CEO of Schottenfeld Group, LLC	Director	2016	3,908,486
Leendert H. Staal Mariland, United States	Independent consultant and owner of Staal Consulting LLC.	Director	2015	-
(1) Member of the Audit Committee of the Corporation (2) Member of the Governance and Human Resources Committee

The information as to outstanding Common Shares beneficially owned or over which the above-named individuals exercise control or direction and the foregoing information is not within the knowledge of the Corporation and has been furnished by the respective persons.

33

Officers

The following table sets out the name, place of residence and position held with us for each of our executive officers and key members of our management as of March 31, 2017.

Name and Place of Residence	Position Held	With the Corporation Since	Common Shares, Directly or Indirectly, Beneficially Owned
James S. Hamilton Québec, Canada	President and Chief Executive Officer	2015	59,500
Mario Paradis Québec, Canada	Vice President & Chief Financial Officer	2015	125,000
Jean-Daniel Bélanger Qébec, Canada	Vice President, Legal Affairs & Corporate Secretary	2012	465
François-Karl Brouillette Québec, Canada	Vice President, Scientific Affairs at Biodroga	2016	386,252
Jackie Khayat Québec, Canada	Vice President, International Sales	2014	-
Michel Timperio Québec, Canada	Head of Strategic Developement	2010	42,857
Marc Vaugeois Québec, Canada	Vice President, Sales at Biodroga	2016	386,252

As of March 31, 2017, the directors and executive officers and key members of our management, as a group, beneficially owned or exercised control or direction over approximately 6,883,534 (8.83%) of the outstanding Common Shares of Neptune.

The following are brief biographies of Neptune’s directors and executive officers and key members of our management as of the date hereof:

Board of Directors

Mr. Pierre Fitzgibbon – Chairman of the Board and Director

Mr. Fitzgibbon is Managing Partner at Walter Capital Partners since November 2015, a Montreal-based private equity firm. Before Walter Capital Partners, he was the President and Chief Executive Officer of Atrium Innovations Inc., a leader in the development, manufacturing and marketing of added value products for the health and nutrition industry, which was sold to corporations backed by the Permira funds in a transaction valued at over $1.1 billion. Prior to joining Atrium Innovations in 2007, Mr. Fitzgibbon was Senior Vice-President, Finance, Technology and Corporate Affairs at National Bank of Canada and Vice-Chairman of National Bank Financial. He holds a bachelor’s degree in business administration from the École des hautes études commerciales of Montreal and a certificate in general management from Harvard Business School. Mr. Fitzgibbon currently serves on the board of directors of other corporations including Lumenpulse Inc. and WSP Global Inc.

34

Mrs. Katherine Crewe – Director

Ms. Crewe is a strong and proactive leader with a consistent track record for identifying and maximizing manufacturing and business processes. She has spent 30 years in the medical device and pharmaceutical manufacturing space for companies with sales and distribution networks spanning the globe. During her career, she held several executive positions in various operations and quality management positions. Most recently, Ms. Crewe was Managing Director, Canadian operations, at Mallinckrodt Pharmaceuticals and prior to this she was Vice President, Operations, at Cryocath Technologies. Ms. Crewe is currently Chair of TEC Canada, where she works with entrepreneurs, executives and business owners in understanding current challenges and opportunities and helps set objectives and goals, in order to meet new milestones. Ms. Crewe holds a Master of Engineering (Biomedical), from McMaster University and a Bachelor of Science (Chemical Engineering) from Queen’s University.

Dr. Ronald Denis - Director

Dr. Ronald Denis has been Chief of Surgery and director of the Trauma Program at Hôpital du Sacré-Coeur in Montréal since 1997. Also, since 1987, Dr. Denis has occupied the position of medical co-director of the Canadian Formula 1 Grand Prix. Dr. Denis sits on several scientific boards and management committees

Mr. James S. Hamilton – Director, President and Chief Executive Officer

Mr. Jim Hamilton became Neptune’s President and CEO in 2015. Prior to this, he was Vice President of Human Nutrition and Health, North America, and President of DSM Nutritional Products USA. He also served on the global management team of DSM Nutritional Product's Human Nutrition Business, an organization with over $2 billion in sales and operations in more than 40 countries. During the course of his over 30-year career, Jim has played a leading role in nutritional ingredients for the dietary supplement, food, animal-feed and personal-care industries. Mr. Hamilton's industry knowledge and innovative approach have made him a valuable contributor to several trade associations. He is a past Chairman of the Board of Directors of CRN, the dietary supplement industry's leading trade association. He currently sits on the Board of Directors of Vitamin Angels, a not-for-profit organization that provides life-changing vitamins to children in need. He has also been an invited speaker to numerous industry and governmental events in the field, including to the United Nations General Assembly to present on “The role of partnerships in the implementation of the UN’s post 2015 development agenda”. Mr. Hamilton is a graduate of Concordia University in Montreal and has attended numerous business and leadership programs at the London Business School and INSEAD.

Mr. John Moretz – Director

Mr. Moretz currently serves as Chief Executive Officer and President of Moretz Marketing, LLC and is Managing Director for Kathy Ireland, LLC. In addition, he is the managing director for various real estate entities, including LaMoe, LLC and Moretz Mills, LLC. Mr. Moretz spent 39 years in the hosiery industry. He served as the Chairman and Chief Executive Officer of Gold Toe Moretz Holdings Corp. and its subsidiaries prior to its acquisition by Gildan Activewear Inc. in 2011. Mr. Moretz also founded Moretz Marketing in 1987 to create and manage lifestyle brands and create licensing opportunities.

Mr. Victor Neufeld – Director

Mr. Neufeld is the President and Chief Executive Officer of Aphria. Vic is the former CEO of Jamieson Laboratories (“Jamieson”), Canada’s largest manufacturer and distributor of natural vitamins, minerals, concentrated food supplements, herbs and botanical medicines. Mr. Neufeld brings 15 years of experience as a chartered accountant and partner with Ernst & Young and 21 years as CEO of Jamieson. During his tenure with Jamieson, the company went from $20 million in annual sales to over $250 million and expanded the company’s distribution network to over 40 countries, building Jamieson to a globally recognized brand name. Mr. Neufeld, a native of Leamington, Ontario, earned a Bachelor’s degree in Economics from Western University, Honours degree in business from the University of Windsor and an MBA from the University of Windsor. Vic is also a CPA.

35

Mr. François R. Roy – Director

Mr. Roy has extensive experience as a corporate director and executive in the private and public sectors. Most recently, Mr. Roy was Vice Principal (Administration and Finance) at McGill University, and also held the positions of Chief Financial Officer at Télémedia, and Executive Vice President and Chief Financial Officer at Québecor Inc. He currently sits on the boards of numerous public companies and the advisory boards of several private corporations, including, Transcontinental Inc., and Noranda Income Fund. He previously sat on the board of Ovivo Inc. and resigned when it was privatized in Fall of 2016, Mr. Roy is also a strong supporter of arts and culture. He has served on the boards of several not-for-profit organizations, including the Montreal Museum of Fine Arts, the Canadian Centre for Architecture and the Opéra de Montréal. Mr. Roy holds a Bachelor of Arts and a Master of Business Administration degree from the University of Toronto.

Mr. Richard P. Schottenfeld – Director

Mr. Schottenfeld is the founder and Chairman of Schottenfeld Group holding, the parent company of Koyote Capital which is a proprietary trading firm in New York City. He has also served as the general partner of Schottenfeld Associates and the Schottenfeld Opportunity Fund. Mr. Schottenfeld is a graduate of Franklin & Marshall College with degrees in both Economics and Government. Mr. Schottenfeld has been a frequent guest on CNBC and other business news programs.

Dr. Leendert S. Staal – Director

Dr. Staal is a seasoned and accomplished senior executive with a strong track record of value creation. Dr. Staal has held numerous senior level positions within the DSM group, most recently as President and Chief Executive Officer of DSM Nutritional Products and previously as President and Chief Executive Officer of DSM Pharmaceuticals. Dr. Staal also held the position of Group Vice President of Quest International and was Chairman of Unipath (a wholly owned subsidiary of Unilever). He is currently an independent consultant and owner of Staal Consulting LLC, focusing on Mergers & Acquisitions and business strategy. He also currently sits on the boards of a few companies, including, OmniActive Health Technologies Ltd. (in Mumbai and New Jersey) and Acasti Pharma Inc. In 2015 he has provided consulting services in connection with the Sherbrooke plant, enhancing and optimizing plant output. Dr Staal has a Ph.D in Chemistry from the University of Amsterdam.

Executive Officers and Key Members of Management

Mr. Mario Paradis – Vice President & Chief Financial Officer

Mr. Paradis was formerly Vice President and Chief Financial Officer at Atrium from April 2008 to April 2015, which was acquired in 2014 by corporations backed by Permira funds in a transaction valued at over $1.1 billion. Prior to this, he held roles of increasingly authority at Aeterna Zentaris, most notably as Vice President Finance and Administration & Corporate Secretary. Mr. Paradis began his career at PricewaterhouseCoopers (PwC), where he successfully held senior positions primarily in audit and tax. Mr. Paradis is a member of the Canadian Chartered Professional Accountants (CPA). He holds a Bachelor’s degree in Business, with a specialty in Accounting, from Université du Québec à Trois-Rivières.

Mr. Jean-Daniel Bélanger – Vice President, Legal Affairs & Corporate Secretary

Mr. Bélanger joined the Company as Director Corporate Affairs in November 2012 and has been acting as Secretary of the Board since June 2014. Recently appointed VP Legal Affairs in June 2017, he is in charge of all legal, corporate, governance and securities law matters of the Corporation. He oversees and leads negotiations on M&A transactions, corporate and financing matters, reporting directly to the President and Chief Executive Officer. Finalist at the 2015 Canadian General Counsel Awards as “Leader of Tomorrow”, he holds a law degree from the Université de Montréal (2005) and is a member of the Quebec Bar since 2006. Prior to joining the Corporation, Jean-Daniel was a partner in a Montreal boutique securities law firm, where he practiced in the areas of mergers and acquisitions, corporate finance and securities, and general corporate and commercial law.

36

Mr. François-Karl Brouillette – Vice President, Scientific Affairs

Mr. Brouillette began his career in 2001 as a Research Chemist for a Quebec based pharmaceutical company and was quickly promoted to Research Chemist Manager. In 2005, he transitioned into the Natural Health Product industry with Biodroga, a company recently acquired by the Corporation in January 2016, as their Director of Scientific Affairs. In 2009, along with other partners, he acquired Biodroga and was appointed Vice-President Scientific Affairs. Mr. Brouillette holds a Masters in Organic Chemistry from l’Université de Montréal.

Ms. Jackie Khayat – Vice President, International Sales

Ms. Khayat currently holds the role of VP of International Sales.  She has been with Neptune for 5 years and combines more than 15 years of nutraceutical and healthcare sales experience. She holds a Bachelor of Science in Nutrition from Université de Montréal, a Graduate Degree in Business and Management from renowned HEC Montreal and is currently completing an executive MBA at the John Molson School of Business at Concordia University. As a dietitian, she taps into her extensive knowledge of nutrition to help grow and educate the market on Neptune’s ingredients and solutions.

Mr. Michel Timperio – Vice President, Strategic Development

Mr. Michel Timperio currently holds the position of Vice President of Strategic Development at Neptune. He has been employed by Neptune since 2010, but was also a member of the Board of Directors from 2000 to 2008. Mr. Timperio has many years of experience in sales. He obtained his Bachelor of Commerce at Concordia University in Montreal, Quebec. With a natural entrepreneurial character, he launched his own distributing business. Many years later, Mr. Timperio built a start-up venture in residential construction from 2001–2010. He has worked for large corporations, including Armstrong World Industries and Reichhold Chemicals, where he held senior management business development positions.

Mr. Marc Vaugeois – Vice President, Sales

Mr. Vaugeois is Vice President Sales. Mr. Vaugeois was Vice President Sales at Biodroga since 2009, a company acquired by the Corporation in January 2016. His career in the health and nutrition industry began over 25 years ago, beginning at SISU (Carlyle group) and Bioriginal. Mr. Vaugeois also increased his direct to consumer experience by joining a branded e-commerce company specialized in Omega-3. After working with Neptune for eight months in August 2009, Mr. Vaugeois joined Biodroga as a partner and Vice president of Sales.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as set forth below, to the knowledge of Neptune, none of the directors or executive officers of the Corporation:

(a)	is, or has been, within the last ten years, a director, chief executive officer or chief financial officer of any Corporation that:

(i)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant Corporation access to any exemption under applicable securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)	was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(1)	Mr. Roy who was a director of Komunik Corporation from February 2007 until April 1, 2008, approximately eight months before such corporation voluntarily filed for protection under the Companies’ Creditors Arrangement Act (Canada) on November 18, 2008.

37

(2)	Mr. Roy who was a director of Pixman Nomadic Media Inc. until November 27, 2009. Between November 3, 2009 and February 17, 2010, the Alberta Securities Commission, the British Columbia Securities Commission, the Ontario Securities Commission and the Autorité des marchés financiers issued cease trade orders in respect of Pixman Nomadic Media Inc. in connection with its failure to file certain financial statements and other continuous disclosure documents within the prescribed delays.

(3)	(c) Mr. Schottenfeld is the managing member and CEO of Schottenfeld Group LLC (“SG LLC”), a registered broker-dealer that was in the business of employing proprietary stock traders. On November 5, 2009, the U.S. Securities and Exchange Commission (“SEC”) filed two complaints in the U.S. District Court for the Southern District of New York against SG LLC and three of its former proprietary traders alleging that the traders engaged in insider trading through their SG LLC accounts. The cases were captioned SEC v. Cutillo, et al., Civ 9208 (RJS)(SDNY) and SEC v. Galleon Management, LP, et al., 09 Civ. 8811 (JSR)(SDNY). The allegations were based solely on the actions of former Schottenfeld Group employees. There were no allegations of wrongdoing against Mr. Schottenfeld or any member of SG LLC management. In March and April 2010, SG LLC settled both matters with the SEC, agreeing to disgorgement of the traders’ profits, the payment of civil penalties, injunctions against future violations of the federal securities laws, and the retention of an independent compliance monitor to review SG LLC’s internal compliance procedures. SG LLC has fully complied with the terms of the settlement and the matter has been completely resolved.

Except as set forth below, to the knowledge of Neptune, no director or executive officer of the Corporation, or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a)	is, or has been, within the last ten years, a director or executive officer of any Corporation that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

(b)	has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or its assets of the proposed director.

(1)	Mr. Roy who was a director of Pixman Nomadic Media Inc. until November 27, 2009, more than two months before such corporation filed a notice of intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada).

(2)	Mr. Timperio served as President of 3930785 Canada Inc. from January 2005 to May 2010. On March 10, 2009, the company filed an assignment in bankruptcy under the Bankruptcy and Insolvency Act (Canada). Iannitello & Associés inc. was appointed as trustee to hold and liquidate the company’s assets.

To the knowledge of Neptune, no director, executive officer or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

38

Legal Proceedings and Regulatory Actions

We and our subsidiaries are engaged in legal proceedings from time to time, arising in the ordinary course of business. The most significant legal proceedings involving us are as follow:

(a)	a former CEO of the Corporation is claiming the payment of approximately $8,500,000 and the issuance of equity instruments. As the Corporation’s management believes that these claims are not valid, no provision has been recognized. As of the date of this AIF, no agreement has been reached. Neptune and its subsidiaries also filed a counter-claim to recover certain amounts from this former officer;

(b)	under the terms of an agreement entered into with a corporation controlled by the former CEO of the Corporation, the Corporation should pay royalties of 1% of its krill oil revenues in semi-annual instalments, for an unlimited period. Neptune filed a motion challenging the validity of certain clauses of the agreement; and

(c)	the Corporation initiated arbitration in 2014 against a customer that owed approximately $5 million (US$3.7 million). A provision for doubtful account has been already recognized for the full amount receivable. This customer is counterclaiming a sum in damages. As the Corporation’s management believes that this claim is not valid, no provision in excess of the doubtful account has been recognized.

Although the outcome of these and various other claims and legal proceedings against the Corporation as at March 31, 2017 cannot be determined with certainty, based on currently available information, management believes that the ultimate outcome of these matters, individually and in aggregate, would not have a material adverse effect on the Corporation’s financial position or overall trends in results of operations

On November 6, 2015, Neptune and its insurers filed a motion to institute proceedings before the Superior Court of Montreal against 17 defendants (engineering firms and engineers), alleging that the defendants had not taken all the appropriate measures to ensure that Neptune’s plant met the safety standards and the required construction standards, and were therefore jointly responsible for the explosion that took place on November 8, 2012. The total claim of the plaintiffs amounts to $24.4 million, with approximately $7 million representing Neptune’s claim. No trial date has been set.

Interest of Management and Others in Material Transactions

To the Corporation’s knowledge and other than as set forth herein, there are no material interests, direct or indirect, of directors, executive officers, any shareholder who beneficially owns, directly or indirectly, more than 10% of any class or series of voting securities of the Corporation, or any associate or affiliate of such persons, in any transaction within the last three most recently completed fiscal years or in any proposed transaction which has materially affected or would reasonably be expected to materially affect the Corporation.

Escrowed Securities

To the knowledge of the Corporation, as of the date hereof, no securities of any class of securities of the Corporation are held in escrow or subject to contractual restrictions on transfer or are anticipated to be held in escrow or subject to contractual restrictions on transfer other than as described below.

On January 7, 2016, in connection with the Corporation’s acquisition of Biodroga, an aggregate of 2,575,017 Common Shares were issued at closing to the vendors of Biodroga as partial payment of the purchase price for the acquisition, which Common Shares were placed into escrow with Computershare Trust Company of Canada, as escrow agent, under an escrow agreement dated January 7, 2016 between the escrow agent, the Corporation and the vendors, of which 386,252 Common Shares were respectively issued to each of François-Karl Brouillette and Marc Vaugeois. On a bi-annual basis, 1/6 of the initial number of Common Shares placed under escrow will be released to the vendors, beginning July 7, 2016, the whole subject to and in accordance with the terms of the escrow agreement. In the event that François-Karl Brouillette or Marc Vaugeois resigns as an employee of Neptune or one of its affiliates or is terminated for cause under his employment agreement within 24 months following the closing of the acquisition, any escrowed shares not already released to François-Karl Brouillette or Marc Vaugeois, as applicable, will be surrendered by the escrow agent to Neptune for cancellation. In the event that the employment of François-Karl Brouillette or Marc Vaugeois, as applicable, is terminated without cause under his employment contract during the release period, such person will be entitled to immediately receive all of his shares still held under escrow. The holders of the escrowed shares retain the right to exercise all voting rights attached to, and to receive and retain any dividends paid on, their escrowed shares.

39

The following table sets out the number of escrowed shares as at the date hereof:

Designation of class	Number of securities held in escrow	Percentage of class
Common Shares	1,716,672	2.18%

Transfer Agents and Registrars

Computershare Trust Company of Canada, at its offices in Montreal, is the transfer agent and registrar for our Common Shares.

Material Contracts

The Corporation has not entered into any material contract, other than those entered into in the normal course of business, within the most recently completed financial year, or before the most recently completed financial year, which is still in effect except for the License Agreement and the Prepayment Agreement. See “General Development of the Corporation - Intellectual Property - Terms of the License Granted to Acasti”.

Interest of Experts

KPMG LLP (“KPMG”) has audited our consolidated financial statements for the years ended March 31, 2017 and February 29, 2016. KPMG is independent with respect to Neptune Technologies & Bioressources Inc. and Acasti Pharma Inc. within the meaning of the relevant rules and related interpretation prescribed by the releveant professional bodies in Canada.

Report on Audit Committee

Audit Committee’s Charter

The Charter of the Audit Committee is annexed to this circular as Schedule A. The Charter was adopted by the Board of Directors on June 6, 2007.

Composition of the Audit Committee

The Audit Committee is currently composed of three (3) members of Board of Directors: Mr. François R. Roy, acting as Chair person of the Committee, Mr. Victor Neufeld and Mr. Richard P. Schottenfeld. From the experience set forth below, the Corporation believes that these persons have sufficient knowledge and background to actively participate on the Audit Committee. Under National Instrument 52-110 - Audit Committees, a member of an Audit Committee is “independent” if he or she has no direct or indirect material relationship with the issuer, that is, a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of the member’s independent judgment.

All members of the Audit Committee are considered to be “financially literate” within the meaning of applicable Canadian securities regulations in that they each have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raided by the Corporation financial statements.

Relevant Education and Experience

The following describes the relevant education and experience of each member of the Audit Committee that shows their (a) understanding of the accounting principles used by the Corporation to prepare its financial statements, (b) ability to assess the general application of such accounting principles, (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised by the Corporation’s financial statements or experience actively supervising one or more persons engaged in such activities, and (d) understanding of internal controls and procedures for financial reporting.

40

Mr. François R. Roy – Mr. Roy has extensive experience as a corporate director and executive in the private and public sectors. Most recently, Mr. Roy was Vice Principal (Administration and Finance) at McGill University, and also held the positions of Chief Financial Officer at Télémedia, and Executive Vice President and Chief Financial Officer at Québecor Inc. He currently sits on the boards of numerous public companies and the advisory boards of several private corporations, including, Transcontinental Inc., and Noranda Income Fund. He previously sat on the board of Ovivo Inc. and resigned when it was privatized in Fall of 2016, Mr. Roy is also a strong supporter of arts and culture. He has served on the boards of several not-for-profit organizations, including the Montreal Museum of Fine Arts, the Canadian Centre for Architecture and the Opéra de Montréal. Mr. Roy holds a Bachelor of Arts and a Master of Business Administration degree from the University of Toronto.

Mr. Victor Neufeld – Mr. Neufeld is the President and Chief Executive Officer of Aphria. Vic is the former CEO of Jamieson Laboratories (“Jamieson”), Canada’s largest manufacturer and distributor of natural vitamins, minerals, concentrated food supplements, herbs and botanical medicines. Mr. Neufeld brings 15 years of experience as a chartered accountant and partner with Ernst & Young and 21 years as CEO of Jamieson. During his tenure with Jamieson, the company went from $20 million in annual sales to over $250 million and expanded the company’s distribution network to over 40 countries, building Jamieson to a globally recognized brand name. Mr. Neufeld, a native of Leamington, Ontario, earned a Bachelor’s degree in Economics from Western University, Honours degree in business from the University of Windsor and an MBA from the University of Windsor. Vic is also a CPA.

Mr. Richard P. Schottenfeld – Mr. Schottenfeld is the founder and Chairman of Schottenfeld Group holding, the parent company of Koyote Capital which is a proprietary trading firm in New York City. He has also served as the general partner of Schottenfeld Associates and the Schottenfeld Opportunity Fund. Mr. Schottenfeld is a graduate of Franklin & Marshall College with degrees in both Economics and Government. Mr. Schottenfeld has been a frequent guest on CNBC and other business news programs.

External Auditor Fees

	Financial Year Ended March 31, 2017	Financial Year Ended February 29, 2016
Audit Fees (1)	$615,825	$459,245
Audit-Related Fees (2)	$6,550	$55,725
Tax Fees (3)	$75,400	$124,500
All Other Fees (4)	-	$32,500
Total Fees Paid	$697,775	$671,970

1.	“Audit fees” consist of fees for professional services for the audit of the Corporation’s annual financial statements, interim reviews and limited procedures on interim financial statements, securities filings, Sarbanes–Oxley Act Section 404 opinions and consultations on accounting or disclosure issues.

2.	“Audit-related fees” consist of fees for professional services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and which are not reported under “Audit Fees” above.

3.	“Tax fees” consist of fees for professional services for tax compliance, tax advice and tax planning. Tax fees include, but are not limited to, preparation of tax returns and R&D tax credit claims.

4.	“Other fees” include all other fees billed for professional services other than those mentioned hereinabove. These fees billed during Fiscal 2016 are related to IT system acquisition services.

41

Additional Information

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of informed persons in material transactions, if applicable, is contained in Neptune’s management proxy circular for its 2016 annual and special meeting of shareholders held on July 12, 2016 and will be contained in Neptune’s management proxy circular for its  annual and special meeting of shareholders to be held on August 15, 2017. Additional financial information is also provided in the Corporation’s financial statements and MD&A for the most recently completed fiscal year. These documents and additional information related to Neptune are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.html.

42

Schedule “A”
Charter of the Audit Committee of the Board of Directors

The Audit Committee of the Board of Directors assists the Board in fulfilling its oversight responsibilities relating to the quality and integrity of the accounting, auditing and reporting practices of the Corporation and such other duties as directed by the Board of Directors or imposed by legislative authorities or stock exchanges.

Structure and Organization

1.	The membership of the Committee will consist of at least three independent members of the Board of Directors, the majority of whom will not be employees, controlling shareholders or executives of the Corporation or of any associates or affiliates of the Corporation. Committee members and the Committee Chairman shall be designated by and serve at the pleasure of the Board of Directors. All members must be financially literate and at least one member must have accounting or related financial management expertise, in each case in the judgment of the Board of Directors.

2.	The Committee shall meet at least four times per year or more frequently as circumstances require. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The required quorum for the Committee will be the majority of the members forming the Committee.

3.	The Committee is expected to maintain free and open communication with management and the external auditors.

4.	The Committee has the authority to investigate any matter brought to its attention and to retain outside counsel for this purpose if, in its judgment, that is appropriate.

General Responsibilities

The Committee shall:

1.	Meet periodically with representatives of the external auditors, the internal audit manager (if any) and management in separate sessions, if considered necessary, to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee. Provide sufficient opportunity for the external auditors to meet with the Audit Commitee as appropriate without members of management being present.

2.	Prepare the minutes of all Committee meetings and report of such meetings to the Board of Directors.

3.	Review and reassess the adequacy of this Charter annually.

Responsibilities for Engaging External Auditors

The Committee shall:

1.	Recommend for approval by the Board of Directors and ratification by the shareholders the selection and retention of an independent firm of chartered professional accountants as external auditors, approve compensation of the external auditors, and review and approve in advance the discharge of the external auditors.

2.	Review the independence of the external auditors. In considering the independence of the external auditors, the Committee will review the nature of the services provided by the external auditors and the fees charged, and such other matters as the Committee deems appropriate.

3.	Ensure that the external auditors are in good standing with the Canadian Public Accountability Board (CPAB) and that the CPAB has not imposed any sanction on them. The Audit Committee is also responsible for ensuring that the external auditors comply with the rotation requirements with respect to partners involved in the audit of the Corporation.

4.	Arrange for the external auditors to be available to the Board of Directors at least annually to help provide a basis for the Board’s approval of the external auditors’ appointment.

A-1

5.	Approve all allowable non-audit related services to be provided to the Corporation or one of its subsidiaries by the Corporation’s external auditors if applicable.

6.	Non-audit services of minimal amount satisfy the pre-approval requirements on the following conditions:

(a)	that the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Corporation and its subsidiaries to the Corporation’s external auditors during the fiscal year in which the services are provided;

(b)	that the Corporation or its subsidiaries, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and

(c)	that the services are promptly brought to the attention of the Audit Committee and approved, prior to the completion of the audit, by the Audit Committee or by one or more of its members to whom authority to grant such approvals had been delegated by the Audit Committee.

Responsibilities for Oversight of the Quality and Integrity of Accounting, Auditing and Reporting Practices of the Corporation

The Committee shall:

1.	Directly review the work of the external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Corporation. The Committee shall be directly responsible of the resolution of disagreements between management and the external auditors regarding financial reporting.

2.	Review the Corporation’s financial statements, management’s discussion and analysis (MD&A) and annual and interim earnings press releases together with management and the external auditors, if applicable, before the Corporation publicly discloses this information. This review should cover the quality of the financial reporting and such other matters as the Committee deems appropriate.

3.	Review with the external auditors and management the audit plan of the external auditors for the current year and the following year.

4.	Review with financial and accounting personnel, the adequacy and effectiveness of the accounting, financial, and computerized information systems controls of the Corporation, and the results of any external audit procedures, if applicable.

5.	Establish procedures for the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters. Such complaints are to be treated confidentially and anonymously.

6.	Review and approve all related party transactions undertaken by the Corporation.

Periodic Responsibilities

The Committee shall:

1.	Review periodically with management any legal and regulatory matters that may have a material impact on the Corporation’s financial statements, compliance policies and compliance programs.

2.	Review with management and approve transactions involving management and/or members of the Board of Directors, which would require disclosure under Toronto Stock Exchange rules.

3.	Supervise the corporate compliance program and periodically review whether any improvements should be made thereto and make appropriate recommendations to management.

A-2

4.	Perform such other functions assigned by law, the Corporation’s Articles or bylaws, or by the Board of Directors.

5.	Review services and related fees for work done by the external auditors as well as an updated projection of the total costs for the fiscal year.

6.	Review and approve the engagement policy of the Corporation with respect to partners, employees, former partners and employees of the current and previous external auditors of the Corporation.

7.	Implement a process for the identification of the principal business risks and monitor the implementation of appropriate methods of risk management. This process will require consultation with management in order to determine how risks are handled and to solicit the opinion of the internal audit department with respect to the effectiveness of the risk limitation strategies.

Authority of the Audit Committee

The Committee shall have the authority to:

1.	Engage independent counsel and other advisors as it determines necessary to carry out its duties.

2.	Pay the compensation for any advisors employed by the Committee. The Committee shall notify the Board of Directors on the extent of the financing required to pay for the compensation of the independent expert advisors retained to advise the Committee.

3.	Communicate directly with the internal and external auditors.

A-3